0-24133





03057995

RECD S.E.C.
MAY 1 2003
1086

ARS
P.E. 12-31-02



PROCESSED
MAY 02 2003
THOMSON
FINANCIAL



FRANKLIN FINANCIAL CORPORATION

2002 Annual Report

Mission Statement

To profitably market financial products and services to
consumers and small businesses in Middle Tennessee

Table of Contents

Letter to Shareholders 3
Business Summary 4
Management Discussion and Analysis 7
Management Report to Stockholders 17
Independent Auditors' Report 19
Consolidated Balance Sheets 20
Consolidated Statements of Income 21
Consolidated Statements of Changes in Stockholders' Equity 22
Consolidated Statements of Cash Flows 23
Notes to Financial Statements 24
Director Roster 54
Officers 55

April 30, 2003

To Our Shareholders:

This has been an incredible year for Franklin Financial Corporation! *Bloomberg Personal Finance* recognized our stock as one of the **Top 100** best performing stocks for 2002. That's out of thousands of America's largest and most successful corporations. The criteria for that honor was simply those stocks with the largest percentage price increase between November 1, 2001 and November 1, 2002. Our stock was 85th on that list with an 83% increase for the year. Over that same period, the Dow Jones Industrial Average lost 7%, the Standard & Poor's 500 lost 16% and the Nasdaq Composite index lost 22%.

On July 24, 2002, we announced an agreement to merge with Fifth Third Bancorp. The transaction value of approximately $240 million, which amounted to more than 5 times book value, represented the largest multiple ever negotiated for a community bank.

The financial results for 2002 were just as exceptional. Net income for the year was $11.1 million or $1.40 a share. That's a 60.4% increase in net income over 2001. The per share income for 2001 was $.88.

Assets grew to $891.2 million on December 31, 2002, an increase of $155 million or 21.1% compared to December 31, 2001. Return on average equity (ROAE) was 26.58% for 2002. That compares to 20.55% for 2001. ROAE is a popular profitability measure and an area in which we've regularly led the community banking industry over the last several years.

We also experienced significant gains in market share at the expense of our closest competitors. According to FDIC data based on June 30, 2002 figures, Franklin National Bank maintained their **Number One** ranking with 37.68% of all deposits in Franklin, Tennessee and 26.14% of Williamson County, Tennessee deposits. For the first time, we were also recognized as the largest bank in Fairview, Tennessee with 44.52% of that market's deposits.

Needless to say, we finished 2002 with a bang! Even more heartening than stock performance, financial achievements and market share growth is the continued support of our customers and our employees. Achieving the growth and success we've experienced in 2002 could not have been possible without the loyalty of our customers and the hard work and dedication of our employees. That's what makes Franklin Financial one of the nation's premier financial organizations.

As you know, we haven't slowed down in 2003. On March 26th, we amended our affiliation agreement with Fifth Third Bancorp. The termination date was extended to June 30, 2004.

As consideration for the amendment, Fifth Third agreed to amend the exchange ratio in the merger to provide that Franklin shareholders would receive Fifth Third common stock valued at a fixed price of $31.00 per share of Franklin common stock plus any increase in the book value per share (excluding certain items) of Franklin common stock from March 31, 2003 through the most recent quarter end prior to the closing. Further, in the event that the Board of Governors of the Federal Reserve System has not granted regulatory approval for the merger on or before May 31, 2004, Franklin will have the right to terminate the agreement and to receive a termination fee of $27 million from Fifth Third. On March 27th, our stock gained 41.5% in market value – opening the day at $20.50 and closing at $29.00. *The Wall Street Journal* reported Franklin Financial Corporation had the largest price percentage gain of any stock, that day, on the Nasdaq National Market.

I continue to be humbled by our success and acknowledge the fact that this success is made possible by the support of our investors, communities, customers and employees. I thank all of you for your loyal patronage.



Gordon E. Inman
Chairman, CEO and President
Franklin Financial Corporation

Business Summary

General

Franklin Financial Corporation (the "Company") is a registered financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act, and owns 100% of the outstanding capital stock of Franklin National Bank, a national banking association headquartered in Franklin, Tennessee (the "Bank"). The Company was incorporated under the laws of the State of Tennessee on December 27, 1988, as a mechanism to enhance the Bank's ability to serve its future customers' requirements for financial services. The holding company structure provides flexibility for expansion of the Company's banking business through the acquisition of other financial institutions and the provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

Recent Developments

On July 23, 2002, the Company entered into a definitive Affiliation Agreement (the "Agreement") which provides for the acquisition of the Company by Fifth Third Bancorp, an Ohio corporation ("Fifth Third") through the merger of the Company with and into a wholly owned subsidiary of Fifth Third. The original Agreement provided that each shareholder of the Company would receive, on a tax-free basis, between 0.3832 and 0.4039 shares of common stock of Fifth Third for each share of Company common stock owned, with the exact ratio to be determined based on the average closing price of the common stock of Fifth Third for the ten consecutive trading days ending on the fifth trading day preceding the closing of the merger.

On September 9, 2002 and December 10, 2002, the parties amended the Agreement to extend the deadlines for certain regulatory and other filings by Fifth Third and to extend the termination date for the Agreement to April 1, 2003. The reasons for the delay related to an investigation by various banking regulators and a moratorium imposed by the banking regulators prohibiting acquisitions by Fifth Third, including the pending acquisition of the Company.

On March 27, 2003, Fifth Third announced that it entered into a written agreement with the Federal Reserve Bank of Cleveland and the Ohio Department of Commerce, Division of Financial Institutions arising out of the previously discussed regulatory review of Fifth Third. The written agreement outlines a series of steps to address and strengthen Fifth Third's risk management processes and internal controls. These steps include independent third party reviews and the submission of written plans in a number of areas. These areas include Fifth Third's management, corporate governance, internal audit, account reconciliation procedures and policies, information technology, and strategic planning.

On March 27, 2003, the Company entered into Amendment No. 3 to the Agreement to extend the termination date of the Agreement to June 30, 2004. In this amendment, Fifth Third agreed to amend the exchange ratio in the merger to provide that the Company's shareholders would receive Fifth Third common stock valued at a fixed price of $31.00 per share of Franklin common stock. In addition, the Company's shareholders would receive the benefit of any increase in the book value per share (excluding certain items) of the Company's common stock from March 31, 2003 through the most recent quarter end prior to closing. In the event that the Board of Governors of the Federal Reserve System has not granted regulatory approval for the merger on or before May 31, 2004, the Company has the right to terminate the Agreement and to receive a termination fee of $27 million from Fifth Third.

The closing of the transaction is subject to the approval of the Company's shareholders and normal regulatory approvals. The terms of the Agreement and the amendments thereto are more fully described in the Company's Current Reports on Form 8-K as filed with the Securities and Exchange Commission on July 25, 2002 (which report also contains a copy of the Affiliation Agreement), September 10, 2002, December 18, 2002 and March 27,

2003. The above description of the Agreement and the amendments thereto is qualified in its entirety by reference to the Agreement and the amendments, which are attached as exhibits to the Company's Current Reports on Form 8-K and incorporated by reference into this Annual Report on Form 10-K.

Subsidiaries

Franklin National Bank. The Bank commenced business operations on December 1, 1989 in a permanent facility located at 230 Public Square, Franklin, Tennessee 37064. The approximately 12,000 square foot facility is being leased from Gordon E. Inman, the Chairman, President and Chief Executive Officer of the Company. The Bank has eight full service branches: one located in the Williamson Square Shopping Center, which opened in April 1994; one located in Spring Hill, Tennessee, which opened in January 1995; one located in Brentwood, Tennessee, which opened in April 1995; one located in Fairview, Tennessee, which opened in May 1997; one located in the Cool Springs area of Franklin, which opened in May 2000; one located in the Fieldstone Farms area of Franklin, which opened in June 2000; one in Green Hills, Tennessee, which opened in January 2001; and one in downtown Nashville, Tennessee, which opened in February 2001. The Bank also leases 9,000, 4,000 and 3,000 square foot facilities from Mr. Inman, which house its mortgage banking subsidiary, financial services subsidiary and insurance subsidiary sales functions.

The Bank is a full service commercial bank, without trust powers. The Bank offers a full range of interest bearing and non-interest bearing accounts; including commercial and retail checking accounts, negotiable orders of withdrawal ("NOW") accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, commercial and consumer lines of credit, letters of credit, mortgage loans, home equity loans and consumer/installment loans. In addition, the Bank provides such consumer services as travelers checks, cashiers checks, Mastercard and Visa accounts, safe deposit boxes, direct deposit services, wire transfer services, cash management services, debit cards, automatic teller machines, an internet banking product and a 24-hour telephone inquiry system.

Insurance Agency. In August 1996, the Bank opened an insurance subsidiary, Franklin Financial Insurance. The insurance subsidiary sells property, business and life insurance and provides products and services to both bank and nonbank customers. A large portion of its sales are generated by referrals from bank employees. Bank employees are trained to recognize cross-selling opportunities for insurance products. Management of the agency has 56 years of combined experience in the insurance industry. The insurance subsidiary has four full-time and sales agents.

Securities Company. Franklin Financial Securities commenced operations in October 1997. The securities subsidiary offers financial planning and securities brokerage services through Fifth Third Securities. Similar to the insurance subsidiary, the securities subsidiary receives referrals from Franklin National Bank employees. The securities subsidiary currently has two licensed brokers. The securities subsidiary was formed to respond to competition from other financial service companies that offer similar services. By offering these securities products and services, Franklin Financial believes it can gain a greater share of the customer's business and have better opportunities for revenue generation.

Mortgage Company. Franklin Financial Mortgage opened in December 1997 to originate and service mortgage loans. Since the Bank's inception, we have focused on real estate lending. The mortgage subsidiary intends to capitalize on this lending expertise. The mortgage subsidiary primarily originates conforming residential mortgages that are then sold to certain other mortgage companies and government entities such as Freddie Mac on a service-

retained basis. The mortgage subsidiary has offices in Williamson and Hamilton Counties in Tennessee. There are approximately 31 employees of the mortgage subsidiary.

Selected Financial Data.

	At or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Earnings					
Interest income	$50,623	$50,144	$43,224	$30,691	$26,438
Interest expense	18,020	27,106	25,927	15,185	13,142
Net interest income	32,603	23,038	17,298	15,506	13,296
Provision for loan losses	2,665	1,575	687	350	515
Other income	10,613	8,432	4,935	4,665	5,124
Other expense	22,869	19,062	14,457	13,006	10,251
Net income	11,085	6,907	4,739	4,470	4,886
Net income per share (basic)	$1.40	$.88	$.61	$.58	$.69
Net income per share (diluted)	$1.27	$.83	$.57	$.54	$.62
Average Balances					
Assets	$794,948	$654,519	$503,964	$373,901	$308,287
Deposits	665,368	536,607	427,611	333,840	273,863
Loans, net	497,217	377,714	296,251	256,206	214,792
Earning assets	757,733	624,969	473,257	350,377	288,447
Shareholders' equity	41,705	33,603	24,188	23,250	21,271
Balance Sheet Data					
Assets	$891,233	$735,851	$604,946	$430,400	$349,867
Deposits	758,372	617,251	491,980	383,857	312,397
Loans, net	532,502	417,789	318,921	257,284	213,734
Earning assets	846,930	693,030	569,985	403,057	326,473
Long-term obligations	74,000	74,681	74,708	6,722	6,744
Shareholders' equity	48,548	35,410	30,730	22,859	23,589
Book value per share	6.09	4.51	3.94	2.94	3.08
Dividends per share	.22275	.2125	.2025	.17	.04
Diluted shares outstanding (weighted)	8,754	8,352	8,357	8,322	7,889
Key Ratios					
Return on average assets	1.39%	1.06%	0.94%	1.20%	1.59%
Return on average shareholders' equity	26.58%	20.55%	19.59%	19.23%	22.97%
Shareholders' equity to total assets	5.45%	5.13%	5.08%	5.31%	6.74%

Market Area and Competition

The primary service area for the Bank encompasses Williamson, Maury and Davidson Counties in Tennessee. There are 62 banking offices within the primary service area of the Bank. Most of these offices are affiliated with major bank holding companies.

The Bank competes with existing area financial institutions other than commercial banks and savings and loan associations, including insurance companies, consumer finance companies, brokerage houses, credit unions and other business entities, which have recently been invading the traditional banking markets. Due to the rapid growth of the Bank's market area, it is anticipated that additional competition will continue from new entrants to the market.

Selected Financial Ratios

Selected financial ratios for the periods indicated are as follows:

	Years Ended December 31,		
	2002	2001	2000
Return on average assets	1.39%	1.06%	.94%
Return on average equity	26.58%	20.55%	19.59%
Average equity to average assets ratio	5.25%	5.13%	4.80%
Dividend payout ratio	17.54%	25.60%	35.53%

Management's Discussion and Analysis of Financial Condition and Results of Operation

Details regarding the Company's financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

General

Franklin National Bank represents virtually all of the assets of Franklin Financial Corporation. The Bank, headquartered in Franklin, Tennessee, was opened in December of 1989 and continues to experience substantial growth. The Bank has nine full service branches located throughout Williamson, Davidson and Maury Counties. In August 1996, the Bank opened an insurance subsidiary, Franklin Financial Insurance. In October 1997, the Bank opened a securities subsidiary, Franklin Financial Securities. The securities subsidiary offers financial planning and securities brokerage services through Fifth Third Securities. In December 1997, the Bank began operating its mortgage division as a separate subsidiary, Franklin Financial Mortgage. Also in January 1998, the mortgage subsidiary began a wholesale mortgage operation and in August 1998, opened a retail mortgage origination office in Chattanooga, Tennessee. Franklin Financial Mortgage originates, sells and services mortgage loans. In June 2000, the Company formed Franklin Capital Trust I, a Delaware business trust and wholly owned subsidiary of the Company, for the purpose of issuing Trust Preferred Securities to the public. In December 2000, the Company received approval from the Federal Reserve Bank to convert from a bank holding company to a financial holding company to allow the Company additional avenues for growth opportunities.

Critical Accounting Policies

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified two policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our consolidated financial statements. These policies relate to the methodology for the determination of our allowance for loan and lease losses and to the valuation of our mortgage servicing rights.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when management has determined it is possible that all amounts due according to the contractual terms of the loan agreement will not be collected. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Servicing assets on loans sold are measured by allocating the previous carrying amount between the assets sold and the retained interests based on their relative fair values at the date of transfer. Our mortgage servicing rights are related to in-house originations serviced for others. The initial amount recorded as mortgage servicing rights is essentially the difference between the amount that can be realized when loans are sold, with servicing released, as compared to loans sold, with servicing retained. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights.

These policies and the judgments, estimates and assumptions are described in greater detail in Note 1 to the consolidated financial statements included herein. We believe that the judgments, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in actual results differing from those estimates.

Liquidity and Capital Resources

General. The Company maintains its liquidity through the management of its assets and liabilities. The Company strives to maintain an asset/liability mix that provides the highest possible net interest margin without taking undue risk with regard to asset quality or liquidity. Liquidity management involves meeting the funds flow requirements of customers who may withdraw funds on deposit or have need to obtain funds to meet their credit needs. Banks in general must maintain adequate cash balances to meet daily cash flow requirements as well as satisfy reserves required by applicable regulations. The cash balances held are one source of liquidity. Other sources are provided by the investment portfolio, federal funds purchased, Federal Home Loan Bank advances, sale of loan participations, loan payments, brokered and public funds deposits and the Company's ability to borrow funds as well as issue new capital.

Management believes liquidity is at an adequate level with cash and due from banks of $28.1 million at December 31, 2002. Loans and securities scheduled to mature within one year exceeded $298.8 million at December 31, 2002, which should provide further liquidity. In addition, approximately $257.9 million of securities are classified as available for sale to help meet liquidity needs should they arise. Based on the current interest rate environment, the Bank anticipates $95.0 million in cash flow from its investment portfolio over the next year as a source of liquidity to help fund loan demand. The Company has a line of credit of $5.0 million with a lending institution and the Bank is approved to borrow up to $10.0 million in funds from the Federal Home Loan Bank and $65.0 million in federal funds lines to assist with capital and liquidity needs. At December 31, 2002, the Company had $2.4 million in borrowings against its line of credit and the Bank had no federal funds purchased outstanding. The line of credit with the lending institution includes financial covenants requiring a (i) minimum loan loss reserve to non-performing assets ratio, (ii) minimum loan loss reserve to total loans, (iii) maximum ratio

of non-performing loans to total loans, (iv) minimum return on average assets and (v) minimum tangible shareholder's equity. The Company was in violation of the loan loss allowance to non-performing assets covenant at December 31, 2002, which was subsequently waived by the lending institution.

In February and August 1998, the Bank entered into long-term convertible Federal Home Loan Bank advances with a ten-year maturity and one-year call option totaling $6.0 million. During the fourth quarter of 1999 these advances converted to variable rate advances, which reprice quarterly based on LIBOR.

On July 17, 2000 and August 11, 2000 the Company completed the sale of $11.0 million and $5.0 million, respectively, of trust preferred securities (the "Trust Preferred Securities"). The Company received net proceeds of $15.2 million from the offering, which it used to repay approximately $5.0 million of indebtedness under its line of credit, purchase investments as part of a leverage program to offset the interest expense associated with the Trust Preferred Securities and for general corporate purposes, including capital investments in the Bank. The Trust Preferred Securities pay cumulative cash distributions accumulating from the date of issuance at an annual rate of three-month LIBOR plus 3.50% of the liquidation amount of $1,000 per preferred security on January 15, April 15, July 15 and October 15 of each year. The Trust Preferred Securities have a thirty-year maturity and may be redeemed by the Company beginning in July 2005 or upon the occurrence of certain other conditions. Subject to certain limitations, the Trust Preferred Securities qualify as Tier 1 capital and are carried in Other Borrowings on the Company's Balance Sheet. The Company purchased approximately $81.3 million of investment securities in a leverage program to gain immediate income benefits and offset interest expense of the Trust Preferred Securities. This leverage program was funded through proceeds from the offering of the Trust Preferred Securities, $52.0 million of Federal Home Loan Bank advances and brokered certificates of deposit. The objectives of the leverage program are to realize a 120 basis point spread between investment yields and borrowings, to utilize cash flow from the investments purchased to help fund future loan demand and to limit interest rate shock exposure in the up 100 basis point rate shock scenario. As part of the leverage program to offset interest expense associated with the Trust Preferred Securities offering, during the third quarter of 2000, the Bank entered into three long-term convertible Federal Home Loan Bank advances. One advance of $25.0 million has a ten-year maturity with a three-year call option. The other two advances totaling $27.0 million have a five-year maturity with a one-year call option. After the three and one-year call options, these advances may be converted by the FHLB from a fixed rate to a variable rate. The Bank has $200,000 outstanding in repurchase agreements to further develop its relationship with a customer. The Bank had approximately $100.1 million in brokered deposits at December 31, 2002 to help fund strong loan demand. The majority of these deposits are $100,000 or less, but they are generally considered to be more volatile than the Bank's core deposit base.

Approximately $59.8 million in loan commitments are expected to be funded within the next six months. Furthermore, the Bank has approximately $86.9 million of other loan commitments, primarily unused lines and letters of credit, which may or may not be funded.

Capital Expenditures. Other than expenditures relating to the normal course of business, the Company does not have any significant capital expenditures planned for 2003.

Management monitors the Company's asset and liability positions in order to maintain a balance between rate sensitive assets and rate sensitive liabilities and at the same time maintain sufficient liquid assets to meet expected liquidity needs. Management believes that the Company's liquidity is adequate at December 31, 2002. Other than as set

forth above, there are no trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way. The Company is not aware of any current recommendations by the regulatory authorities which if they were to be implemented would have a material effect on the Company's liquidity, capital resources, or results of operations.

Cash Flows. Net cash flow provided by operating activities was $14.8 million in 2002. Proceeds from the sale of loans exceeded loans originated for sale by $4.8 million in 2002. The majority of this loan origination volume is due to the increase in loans originated in the mortgage banking segment. Accrued interest payable decreased $183,000 and other assets increased $6.0 million creating additional uses of funds by operating activities. The use of cash flow is offset by net income of $11.2 million and an increase in other liabilities of $2.7 million.

Net cash used in investing activities was $147.1 million in 2002, which was largely due to the banking segment. The increase in the change in net loans was $120.2 million in 2002. The net change in the investment portfolio also increased $12.0 million in 2002. Growth in the investment portfolio has slowed due to cashflow from the investment portfolio being redeployed to loan portfolio fundings. This liquidity shift was one of the strategic objectives of the leverage program related to the Trust Preferred Securites offering in 2000 as previously discussed. The use of cash flow in investing activities is also attributed to an increase in federal funds of $18.9 million.

Net cash provided by financing activities was $136.7 million in 2002. The increase in cash flow is primarily due to an increase in deposits of $141.1 million in 2002. Cash provided by financing activities is offset partially by $1.7 million of dividends paid and a decrease in repurchase agreements of $3.0 million.

Interest Rate Sensitivity. The following is an analysis of rate sensitive assets and liabilities as of December 31, 2002:

	0-3 mos	3-12 mos	1-5 yrs.	5 or more yrs	Total
Securities	$ 35,904	$ 32,271	$149,271	$52,867	$270,313
Loans	323,735	39,530	183,006	11,425	557,696
Federal funds sold	18,922	-0-	-0-	-0-	18,922
Total Rate sensitive assets	378,561	71,801	332,277	64,292	846,931
NOW deposits	69,096	-0-	-0-	-0-	69,096
Savings deposits	231,846	-0-	-0-	-0-	231,846
Time deposits	207,504	115,760	55,659	-0-	378,923
Repurchase agreements	100	-0-	100	-0-	200
Other borrowings	24,381	-0-	-0-	52,000	76,381
Total rate sensitive liabilities	532,927	115,760	55,759	52,000	756,446
Excess (deficiency) of rate sensitive assets less rate sensitive liabilities	$(154,366)	$ (43,959)	$276,518	$12,518	$ 90,485
Excess (deficiency) as a percentage of earnings assets	(18.2)%	(5.2)%	32.6%	1.5%	10.7%
Cumulative excess (deficiency)	$(154,366)	$(198,325)	$ 78,193	$90,485	$ 90,485
Cumulative excess (deficiency) as a percentage of earnings assets	(18.2)%	(23.4)%	9.2%	10.7%	10.7%

As indicated in the preceding table, the negative gap in the 0-3 month and 3-12 month categories between rate sensitive assets and rate sensitive liabilities would allow the Company to reprice its liabilities faster than its assets in a falling rate environment which should have a positive effect on earnings. However, in an increasing interest rate environment, the Company may experience a short-term decrease in earnings. The above table has been prepared based on principal payment due dates, contractual maturity dates or repricing intervals on variable rate instruments. With regard to mortgage-backed securities, the estimated prepayment date is used. Actual payments on mortgage-backed securities are received monthly and therefore should occur earlier than the contractual maturity date.

Capital Adequacy. Stockholders' equity at December 31, 2002, was $48.5 million or 5.5% of total assets compared to $35.4 million or 4.8% of total assets at December 31, 2001. See Note 15 to the consolidated financial statements. As set forth in the following table, equity capital of the Company and the Bank exceeded regulatory requirements as of December 31, 2002:

The Company continues to experience excellent loan demand as demonstrated by the growth in net loans of $114.7 million, or 27.5%, since December 31, 2001. The allowance for loan losses increased $1.5 million, or 34.9%, from the level at December 31, 2001, to a total of $5.8 million or approximately 1.03% of total loans. The increase in the allowance for loan losses is primarily the result of growth in the loan portfolio as opposed to significant deterioration in credit quality. The Company has seen significant growth in construction and commercial real estate loans, which carry a higher reserve factor. Management believes that the level in the allowance for loan losses is adequate at December 31, 2002. Management reviews in detail the level of the allowance for loan losses on a quarterly basis. In addition, during 2001 the Company hired an internal loan review analyst. This internal position allows for more frequent and a higher volume of loan review. The allowance is below the Bank's peer group average as a percentage of loans, however the Bank's past due loans, at 2.11% of total loans at December 31, 2002, have historically been below peer group average. Past due loans are higher than usual at December 31, 2002, due to the recessionary economy and two large loan relationships being placed on nonaccrual. At December 31, 2002, the Bank had non-accrual loans of $5.2 million compared to non-accrual loans of $1.0 million at December 31, 2001. The Bank had one large relationship of $4.7 million that was placed on non-accrual status during the third quarter of 2002. Management feels the Bank has adequate collateral on this

	For Capital Adequacy Purposes	MinimumFor "Well Capitalized" Category	Company Consolidated Actual	Bank & Actual
Leverage ratio	4.00%	5.00%	7.1%	6.8%
Tier 1 risk-based ratio	4.00%	6.00%	10.1%	9.6%
Total risk-based ratio	8.0%	10.00%	11.1%	10.9%

Financial Condition

Total assets have grown $155.4 million, or 21.1%, since December 31, 2001 to a total of $891.2 million at December 31, 2002. The growth during 2002 has been funded by a $141.1 million increase in deposits and net income of $11.2 million. Total deposits were $758.4 million at December 31, 2002.

loan relationship and does not expect to experience a loss. At December 31, 2002, the Bank had loans that were specifically classified as impaired of approximately $19.2 million compared to $10.4 million at December 31, 2001. The specific allocations of the allowance for loan losses related to impaired loans was $698,000 at December 31, 2002 compared to $714,000 at December 31, 2001. The average carrying value of impaired loans was approximately $12.8 million for the year ended December 31, 2002. Interest income of approximately $800,000 was recognized on these impaired loans during the year ended December 31, 2002. Loans held-for-sale decreased $1.1 million, or 5.4%, since December 31, 2001. Loans held-for-sale are carried at fair value.

At December 31, 2002 the fair value of securities classified as available-for-sale exceeded the cost of the securities by $4.5 million. At December 31, 2001, cost of the securities classified as available-for-sale exceeded the fair value of securities by $157,000. As a result, unrealized (loss) gain net of taxes of $2.8 million and $(94,000) for the years ended December 31, 2002 and 2001, respectively, is included in "Other Comprehensive Income" in the stockholders' equity section of the balance sheet. The change in unrealized gain (loss) is due to economic market conditions and slight decreases in long-term interest rates during late 2002. See Notes 1 and 3 to the consolidated financial statements.

Available-for-sale securities increased $21.7 million, or 9.2%, during 2002 due to overall Bank growth. Held-to-maturity securities decreased $2.0 million, or 19.2%, due to security calls within the held-to-maturity category. Premises and equipment decreased $855,000, or 8.1%, during 2002 primarily due to depreciation expense offset partially by costs related to software and equipment costs related to the implementation of a document imaging system. Accrued interest receivable increased $94,000, or 2.6%, during 2002 due to increases of $134.8 million in the Bank's loan and securities portfolios offset by continuing decreases in interest rates in 2002. Foreclosed assets decreased $1.5 million in 2002. Accrued interest payable decreased $183,000, or 11.0%, during 2002. The decrease is due to the continuing decreases in interest rates during 2002 offset partially by increases in interest-bearing deposits of $115.5 million in 2002. Stockholders' equity increased $13.1 million, or 37.1% from December 31, 2001 to December 31, 2002. The increase in stockholders' equity is primarily attributable to $11.1 million in net income and a $2.9 million increase in other comprehensive income offset slightly by $1.7 million in dividends declared.

Results of Operations

Fiscal 2002 Compared with Fiscal 2001

The Company had net income of $11.1 million in 2002 compared to $6.9 million in 2001. The Company had income before taxes of $17.7 million in 2002, representing a 63.2% increase from the $10.8 million recorded in 2001.

Total interest income increased $478,000, or 1.0%, in 2002 as compared to 2001, while total interest expense decreased $9.1 million, or 33.5%, in 2002 as compared to 2001. The increase in total interest income is attributable to an increase in average earning assets of $132.8 million, or 21.2%, in 2002, offset significantly by a decrease in rates. A large portion of the Bank's loans are variable rate which causes interest income to decrease faster in a declining rate environment. The increase in total interest income is primarily due to the banking segment. The decrease in interest expense is attributable to decreases in interest rates offset by an increase in average interest bearing liabilities of $116.0 million, or 20.1%, in 2002. The Bank's deposits are relatively short term in nature, which allows them to reprice faster than our rate sensitive assets. In a decreasing rate environment, as in 2002, this asset/liability structure was significantly favorable as deposits were repricing which help to offset the variable rate loan repricing. This short-term deposit portfolio has significantly increased the net interest margin in the declining rate environment as net yield increased from 3.69% in 2001 to 4.30% in 2002.

The provision for loan losses was $2.7 million in 2002 as compared to $1.6 million in 2001. While asset quality remains good, increases in the provision for loan losses have been necessary due to growth in the Bank's loan portfolio and as previously discussed, the Bank's impaired loans have increased primarily due to the recessionary economy and one large problem loan relationship. Net charge-offs were $1.2 million or .24% of average loans outstanding in 2002, as compared to $331,000, or .09%, of average loans outstanding in 2001. The Bank had a $905,000 problem loan relationship which resulted in a portion of the increase in the provision for loan losses. The Bank charged-off the $905,000 of loans related to this relationship during the first nine months of 2002.

Total other income of $10.6 million in 2002 increased $2.2 million, or 25.9%, from 2001. The increase was largely attributable to an increase of $1.1 million, or 30.6%, in loan origination fees related to the mortgage banking segment. The increase was also attributable to a $343,000, or 13.8%, increase in service charges on deposit accounts at the Bank and an $876,000 gain on sale of mortgage loans in the mortgage banking segment. Mortgage servicing rights income contributed $2.6 million and $1.2 million in 2002 and 2001, respectively, to the total income of the mortgage banking segment. The increase in service charges on deposit accounts is the result of continued strong growth in new deposit accounts. The gain on sale of mortgage loans resulted from the ability to pool mortgage loans to attain better pricing opportunities. Income from the Bank's securities subsidiary increased $79,000, or 20.6%, to $456,000 in 2002 as compared to $378,000 in 2001.

Total other expenses increased $3.8 million, or 20.0%, during 2002 as compared to 2001. Salaries and employee benefits increased $1.9 million, or 18.5%, primarily due to a $369,000 increase in commissions in the mortgage banking segment and a $392,000 increase in officer performance incentives being required to be paid in cash in 2002 compared to primarily stock options in previous years due to certain restrictions in the Company's Affiliation Agreement with Fifth Third Bancorp regarding option grants. The Bank had 215 full time equivalent employees at December 31, 2002 as compared to 233 a year earlier. Salaries and employee benefits for the mortgage banking segment was $2.3 million in 2002 as compared to $1.6 million in 2001. The increase is primarily due to an increase in commissions as a result of the increase in mortgage loan originations. Included in salaries and employee benefits are commissions related to the mortgage banking segment of $1.1 million in 2002 compared to $687,000 in 2001. Occupancy expense increased $46,000, or 2.3%, while furniture and equipment expense decreased $94,000, or 6.6%, from 2001 to 2002. Mortgage banking segment expenses increased $767,000, or 63.7%, in 2002 as compared to 2001. The increase is primarily due to an increase in mortgage correspondent loan pricing fees on wholesale loans originated, mortgage servicing rights impairment and amortization of mortgage servicing rights. The increase in mortgage servicing rights impairment of $304,000 resulted from a decrease in long-term mortgage interest rates, primarily during the fourth quarter of 2002, which led to higher than anticipated prepayment rates. Loss on the sale of mortgage loans was a realized loss of $253,000 in 2001 compared to the gain discussed above in 2002. The primary reasons for the loss was interest rate fluctuations. Foreclosed asset expense increased to $823,000 in 2002 primarily due to a valuation allowance of $746,000 established during the second quarter of 2002 on one property. The Company recognized merger expenses of $407,000 in 2002, which consisted of accounting, legal and broker fees related to the Company's pending merger with Fifth Third Bancorp. See "Business - Recent Developments" for more information regarding the merger with Fifth Third Bancorp. Other expenses have increased as a result of the overall growth of the Bank.

Fiscal 2001 Compared with Fiscal 2000

The Company had net income of $6.9 million in 2001 compared to $4.7 million in 2000. The Company had income before taxes of $10.8 million in 2001, representing a 52.8% increase from the $7.1 million recorded in 2000.

Total interest income increased $6.9 million, or 16.0%, in 2001 as compared to 2000, while total interest expense increased $1.2 million, or 4.5%, in 2001 as compared to 2000. The increase in total interest income is attributable to an increase in average earning assets of $151.7 million, or 32.1%, in 2001, offset significantly by a decrease in rates. During 2001, the Federal Reserve Bank lowered interest rates eleven times resulting in the same reductions in the prime rate, which the Bank primarily uses to price loans. A large portion of the Bank's loans are variable rate which causes interest income to decrease faster in a rapid declining rate environment. The increase in total interest income is primarily due to the banking segment. The increase in interest expense is attributable to an increase in average interest bearing liabilities of $133.5 million, or 30.2%, in 2001 offset by decreases in interest rates. The Bank's deposits are relatively short term in nature, which allows them to reprice faster. In a decreasing rate environment, as in 2001, this asset/liability structure was beneficial as deposits were repricing which helped to offset the variable rate loan repricing. This short-term deposit portfolio has supported the net interest margin in the declining rate environment as net yield held steady from 3.65% in 2000 to 3.69% in 2001.

The provision for loan losses was $1.6 million in 2001 as compared to $687,000 in 2000. While asset quality remains good, increases in the provision for loan losses have been necessary due to growth in the Bank's loan portfolio. Net charge-offs were $331,000 or .09% of average loans outstanding in 2001, as compared to $142,000, or .05%, of average loans outstanding in 2000.

Total other income of $8.4 million in 2001 increased $3.5 million, or 70.9%, from 2000. The increase was largely attributable to an increase of $2.0 million, or 131.1%, in loan origination fees related to the mortgage banking segment. The increase was also attributable to a $521,000, or 26.5%, increase in service charges on deposit accounts at the Bank and an increase of $1.1 million, or 579%, in the gain on sale of investment securities in the banking segment. Mortgage servicing rights income contributed $1.2 million and $239,000 in 2001 and 2000, respectively, to the total income of the mortgage banking segment. The increase in service charges on deposit accounts is the result of continued strong growth in new deposit accounts. The increase in the gain on sale of investment securities resulted from gain opportunities taken in the unstable rate environment of 2001 while conserving yield. Income from the Bank's securities subsidiary decreased $138,000, or 26.7%, to $378,000 in 2001 as compared to $515,000 in 2000. The decrease is due to less transaction volume because of uncertainty in overall economic conditions.

Total other expenses increased $4.6 million, or 31.9%, during 2001 as compared to 2000. Salaries and employee benefits increased $2.5 million, or 31.5%, primarily due to the hiring of additional personnel in the banking segment. The Bank had 233 full time equivalent employees at December 31, 2001 as compared to 198 a year earlier. The additional personnel in the banking segment is primarily the result of the opening of four new branch locations over the past two years. Salaries and employee benefits for the mortgage banking segment was $1.6 million in 2001 as compared to $1.2 million in 2000. The increase is primarily due to an increase in commissions as a result of the increase in mortgage loan originations. Included in salaries and employee benefits are commissions related to the mortgage banking segment of $687,000 in 2001 compared to $188,000 in 2000. Occupancy expense and furniture and equipment expense increased $365,000, or 21.5%, and $283,000, or 24.7%, respectively, from 2000 to 2001 primarily due to the opening of the new facilities and overall Bank growth. Mortgage banking segment expenses increased $666,000, or 124%, in 2001 as compared to 2000. The increase is primarily due to an increase in mortgage correspondent loan pricing fees on wholesale loans originated. Loss on the sale of mortgage loans was a realized loss of $252,000 in 2001 compared to $163,000 in 2000. The primary reasons for the loss are interest rate fluctuations and the increase in mortgage loan originations.

Quantitative and Qualitative Disclosures About Market Risk.

The Company's financial performance is subject to risk from interest rate fluctuations. This interest rate risk arises due to differences between the amount of interest-earning assets and the amount of interest-bearing liabilities subject to repricing over a specified period and the amount of change in individual interest rates. The liquidity and maturity structure of the Company's assets and liabilities are important to the maintenance of acceptable net interest income levels. An increasing interest rate environment negatively impacts earnings as the Company's rate-sensitive liabilities generally reprice faster than its rate-sensitive assets. Conversely, in a decreasing interest rate environment, earnings are positively impacted. This potential asset/liability mismatch in pricing is referred to as "gap" and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap of 1.0 means that assets and liabilities are perfectly matched as to repricing within a specific time period and interest rate movements will not affect net interest margin, assuming all other factors hold constant. Management has specified gap guidelines for a one-year time horizon of between .7 and 1.3. At December 31, 2002, the Company had a gap ratio of .8 for the one-year period ending December 31, 2003. Thus, over the next twelve months, slightly more rate-sensitive liabilities will reprice than rate-sensitive assets.

A 200 basis point decrease in interest rates spread evenly during 2003 is estimated to cause an increase in net interest income of $240,000 as compared to net interest income if interest rates were unchanged during 2003. In comparison, a 200 basis point increase in interest rates spread evenly during 2003 is estimated to cause a decrease in net interest income of $240,000 as compared to net interest income if rates were unchanged during 2003. This level of variation is within the Company's acceptable limits. This simulation analysis assumes that savings and checking interest rates have a low correlation to changes in market rates of interest and that certain asset prepayments change as refinancing incentives evolve. The analysis takes into account the call features of certain investment securities based on the 200 basis point rate shock scenario. Further, in the event of a change of such magnitude in interest rates, the Company's asset and liability management committee would likely take actions to further mitigate its exposure to the change. However, given the uncertainty of specific conditions and corresponding actions which would be required, the analysis assumes no change in the Company's asset/liability composition.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward looking statements are subject to risks and uncertainties, including, but not limited to, our ability to complete our acquisition with Fifth Third Bancorp, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2003 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Market for Common Equity and Related Stockholder Matters.

Market Information and Dividends. The Company's common stock began trading on the NASDAQ National Market under the symbol "FNFN" in May 2001. From November 2000 until May 2001 the Company's common stock was traded on the Over-the-Counter Bulletin Board. Prior to this time, the Company's common stock was quoted in the "Pink Sheets," an inter-broker quotation medium and no organized trading market existed. The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and analyst coverage. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The Company has paid a quarterly cash dividend to its shareholders over the past two fiscal years as set forth in the table below.

	High	Low	Dividends Paid
Fiscal Year ended December 31, 2002			
First Quarter	$22.37	$15.50	$.055
Second Quarter	$29.22	$21.60	$.055
Third Quarter	$28.00	$23.62	$.055
Fourth Quarter	$25.50	$21.37	$.055
Fiscal Year ended December 31, 2001			
First Quarter	$11.75	$9.75	$.0525
Second Quarter	$11.39	$9.75	$.0525
Third Quarter	$15.37	$11.11	$.0525
Fourth Quarter	$16.00	$12.88	$.0525

Holders of Common Stock. As of March 15, 2003, the approximate number of holders of record of the Company's common stock was 922.



Management Report to the Stockholders

December 31, 2002

To the Stockholders:

Financial Statements

The management of Franklin Financial Corporation and Subsidiaries (the "Company") is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, as such; include amounts based on informed judgments and estimates made by management.

Internal Control

Management is responsible for establishing and maintaining effective internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and Federal Reserve Board Instructions for the Y-Report ("Y-Report Instructions"). The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the holding company's institution's internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and Y-Report Instructions as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both accounting principles generally accepted in the United States of America and Y- Report Instructions as of December 31, 2002.

The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of the Company's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Committee.

Compliance With Laws and Regulations

Management of Franklin National Bank, a wholly-owned subsidiary of the Company (the "Bank"), is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (FDIC) as safety and soundness laws and regulations.

Management of the Bank assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that the Bank has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2002.



Gordon E. Inman
Chairman & Chief Executive Officer



Lisa L. Musgrove
Senior Vice President & Chief Financial Officer

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219-2396

www.deloite.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Franklin Financial Corporation and Subsidiaries
Franklin, Tennessee

We have audited the accompanying consolidated balance sheets of Franklin Financial Corporation and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company and its Chairman are defendants in litigation currently pending in federal court.

Deloitte & Touche LLP

March 27, 2003

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents (Notes 1 and 2)	$ 28,061,479	$ 23,664,888
Federal funds sold	18,922,000	-
Investment securities available-for-sale, at fair value (Notes 1 and 3)	68,324,701	59,964,081
Mortgage-backed securities available-for-sale, at fair value (Notes 1 and 3)	189,646,719	176,340,113
Investment securities held-to-maturity, at amortized cost (Notes 1 and 3)	8,043,095	9,916,337
Mortgage-backed securities held-to-maturity, at amortized cost (Notes 1 and 3)	185,468	269,911
Federal Home Loan and Federal Reserve Bank stock	4,113,200	3,950,800
Loans held for sale (Notes 1 and 4)	19,431,829	20,530,498
Loans (Notes 1 and 4)	538,263,372	422,058,045
Allowance for loan losses (Notes 1, 4 and 5)	(5,761,101)	(4,269,071)
Net loans	532,502,271	417,788,974
Premises and equipment, net (Notes 1 and 9)	9,690,515	10,545,321
Accrued interest receivable	3,713,438	3,619,446
Mortgage servicing rights, net (Notes 1 and 7)	3,748,642	2,254,279
Foreclosed assets (Notes 1 and 6)	1,555,000	3,036,706
Other assets (Notes 4 and 13)	3,294,560	3,970,024
TOTAL	$ 891,232,917	$ 735,851,378

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
DEPOSITS (Note 10):		
Noninterest-bearing	$ 78,506,426	$ 52,852,177
Interest-bearing	679,865,311	564,398,898
Total deposits	758,371,737	617,251,075
Repurchase agreements (Note 1)	200,000	3,200,000
Long-term debt and other borrowings (Note 11)	76,381,494	76,568,565
Accrued interest payable	1,478,173	1,661,010
Other liabilities (Note 13)	6,253,348	1,761,041
Total liabilities	842,684,752	700,441,691
COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)		
STOCKHOLDERS' EQUITY (Notes 1, 14 and 15):		
Common stock, no par value - authorized, 500,000,000 shares; issued, 7,968,022 and 7,843,241 shares at December 31, 2002 and 2001, respectively	12,658,702	11,596,758
Retained earnings	33,229,064	23,907,374
Accumulated other comprehensive income (loss), net of tax	2,807,332	(94,445)
Unearned compensation related to outstanding restricted stock awards	(146,933)	-
Total stockholders' equity	48,548,165	35,409,687
TOTAL	$ 891,232,917	$ 735,851,378

See notes to consolidated financial statements.

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 35,467,954	$ 34,067,746	$ 31,167,353
Taxable securities	14,006,665	15,078,451	10,768,075
Tax-exempt securities	1,004,354	712,890	1,042,534
Federal funds sold	143,930	285,592	246,448
Total interest income	50,622,903	50,144,679	43,224,410
INTEREST EXPENSE:			
Certificates of deposit over $100,000	5,546,807	10,294,209	8,654,439
Other deposits	7,944,632	11,689,496	13,753,905
Federal Home Loan Bank advances	3,400,886	3,551,725	1,617,597
Other borrowed funds	1,127,389	1,570,862	1,900,800
Total interest expense	18,019,714	27,106,292	25,926,741
NET INTEREST INCOME	32,603,189	23,038,387	17,297,669
PROVISION FOR LOAN LOSSES (Note 5)	2,665,000	1,575,000	686,992
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	29,938,189	21,463,387	16,610,677
OTHER INCOME:			
Service charges on deposit accounts	2,834,865	2,491,975	1,970,498
Mortgage banking activities	4,546,507	3,482,375	1,506,685
Gain on sale of investment securities	1,227,378	1,282,587	188,952
Gain on sale of mortgage loans	876,313	-	-
Other service charges, commissions and fees	671,385	797,901	753,742
Commissions on sale of annuities and brokerage activity	456,405	377,659	515,495
Total other income	10,612,853	8,432,497	4,935,372
OTHER EXPENSES:			
Salaries and employee benefits (Note 17)	12,455,544	10,506,797	7,991,135
Occupancy (Notes 9 and 12)	2,107,176	2,060,786	1,695,658
Mortgage banking	1,970,159	1,203,309	537,191
Furniture and equipment	1,334,415	1,427,952	1,144,885
Foreclosed assets, net	823,453	-	-
Communications and supplies	604,856	631,668	527,890
Advertising and marketing	419,071	444,047	382,349
Merger expenses	407,160	-	-
FDIC and regulatory assessments	271,627	230,095	193,467
Loss on sale of mortgage loans	-	252,722	163,842
Other (Note 6)	2,475,068	2,305,014	1,820,572
Total other expenses	22,868,529	19,062,390	14,456,989
INCOME BEFORE INCOME TAXES	17,682,513	10,833,494	7,089,060
PROVISION FOR INCOME TAXES (Note 13)	6,597,420	3,926,407	2,350,426
NET INCOME	$ 11,085,093	$ 6,907,087	$ 4,738,634
NET INCOME PER SHARE (Notes 1 and 16):			
Basic	$ 1.40	$ 0.88	$ 0.61
Diluted	$ 1.27	$ 0.83	$ 0.57
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 16):			
Basic	7,905,657	7,816,634	7,789,844
Diluted	8,753,802	8,352,068	8,357,434

See notes to consolidated financial statements.

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock		Comprehensive	Retained	Accumulated Other Comprehensive	Unamortized Cost Of Restricted	
	Shares	Amount	Income (Loss)	Earnings	Income (Loss)	Stock Awards	Total
BALANCE, JANUARY 1, 2000	31,052,683	$ 11,344,844		$15,502,311	$(3,987,797)		$ 22,859,358
Comprehensive income:							
Net income			$ 4,738,634	4,738,634			4,738,634
Other comprehensive income, net of tax:							
Unrealized holding gains on securities arising during the year (net of tax of $3,122,495)			4,693,279				
Less: Reclassification adjustment for gains included in net income (net of tax of $71,802)			(117,150)				
Other comprehensive income			4,576,129		4,576,129		4,576,129
Comprehensive income			$ 9,314,763				
One-for-four reverse stock split	(23,289,613)						
Exercise of stock options and issuance of common	36,861	110,706					110,706
Tax benefit of stock options exercised		23,167					23,167
Cash dividend declared; $0.15 per share				(1,168,121)			(1,168,121)
Cash dividend declared; $0.0525 per share				(409,697)			(409,697)
BALANCE, DECEMBER 31, 2000	7,799,931	11,478,717		18,663,127	588,332		30,730,176
Comprehensive income:							
Net income			$ 6,907,087	6,907,087			6,907,087
Other comprehensive income, net of tax:							
Unrealized holding gains on securities arising during the year (net of tax of $74,951)			112,427				
Less: Reclassification adjustment for gains included in net income (net of tax of $487,383)			(795,204)				
Other comprehensive income			(682,777)		(682,777)		(682,777)
Comprehensive income			$ 6,224,310				
Exercise of stock options and issuance of common	43,310	108,605					108,605
Tax benefit of stock options exercised		9,436					9,436
Cash dividend declared; $0.1575 per share				(1,231,513)			(1,231,513)
Cash dividend declared; $0.055 per share				(431,327)			(431,327)
BALANCE, DECEMBER 31, 2001	7,843,241	11,596,758		23,907,374	(94,445)		35,409,687
Comprehensive income:							
Net income			$ 11,085,093	11,085,093			11,085,093
Other comprehensive income, net of tax:							
Unrealized holding gains on securities arising during the year (net of tax of $1,312,105)			2,140,803				
Less: Reclassification adjustment for gains included in net income (net of tax of $466,404)			760,974				
Other comprehensive income			2,901,777		2,901,777		2,901,777
Comprehensive income			$ 13,986,870				
Exercise of stock options and issuance of common	113,586	483,943					483,943
Tax benefit of stock options exercised		382,091					382,091
Issue of restricted stock	11,195	195,910				$ (195,910)	
Amortization of restricted stock						48,977	48,977
Cash dividend declared; $0.228 per share				(1,763,403)			(1,763,403)
BALANCE, DECEMBER 31, 2002	7,968,022	$ 12,658,702		$33,229,064	$ 2,807,332	$ (146,933)	$ 48,548,165

See notes to consolidated financial statements.

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 11,085,093	$ 6,907,088	$ 4,738,634
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	522,346	331,198	(162,247)
Provision for loan losses	2,665,000	1,575,000	686,992
Decrease (increase) in deferred income taxes	94,485	(175,053)	(416,352)
Loans originated for sale	(206,165,613)	(146,482,562)	(44,769,799)
Proceeds from sale of loans	210,652,839	135,552,372	47,063,217
Gain on sale of investment securities	(1,227,378)	(1,282,587)	(188,952)
(Gain) loss on sale of loans	(571,414)	182,447	154,730
Loss (gain) on sale of premises and equipment, net	100,546	(8,088)	(17,266)
Loss (gain) on sale of foreclosed assets	823,453	(3,084)	(6,608)
(Increase) decrease in accrued interest receivable	(93,992)	518,221	(1,323,493)
(Decrease) increase in accrued interest payable	(182,837)	(1,469,779)	1,808,960
Increase in other liabilities	2,684,659	690,770	255,076
Increase in other assets	(5,994,752)	(5,254,557)	(1,214,342)
Tax benefit of stock options exercised	382,091	9,436	23,167
Net cash provided by (used in) operating activities	14,774,526	(8,909,178)	6,631,717
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Increase) decrease in federal funds sold	(18,922,000)	10,438,000	(10,438,000)
Proceeds from sales of securities available-for-sale	82,350,507	170,154,035	99,974,164
Proceeds from maturities of securities available-for-sale	90,655,059	64,621,336	18,547,821
Proceeds from maturities of securities held-to-maturity	6,679,095	70,352	135,191
Purchases of securities available-for-sale	(187,742,612)	(248,525,309)	(202,823,583)
Purchases of securities held-to-maturity	(4,113,220)	(7,133,260)	-
Purchases of Federal Home Loan and Federal Reserve Bank stock	(162,400)	(223,300)	(2,119,500)
Net increase in loans	(120,195,440)	(100,443,064)	(63,407,708)
Proceeds from sale of foreclosed assets	4,818,479	48,084	582,484
Purchases of premises and equipment, net	(477,337)	(1,076,665)	(3,036,476)
Net cash used in investing activities	(147,109,869)	(112,069,791)	(162,585,607)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase in deposits	141,120,662	125,271,292	108,122,744
(Decrease) increase in repurchase agreements	(3,000,000)	1,679,064	(900,000)
(Decrease) increase in other borrowings	(187,071)	250,283	57,266,669
Dividends paid	(1,734,577)	(1,641,212)	(1,556,410)
Net proceeds from issuance of common stock	532,920	108,605	110,706
Debt issue costs	-	-	(814,733)
Net cash provided by financing activities	136,731,934	125,668,032	162,228,976
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,396,591	4,689,063	6,275,086
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,664,888	18,975,825	12,700,739
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 28,061,479	$ 23,664,888	$ 18,975,825
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 6,517,833	$ 4,248,627	$ 2,935,500
Cash paid during the year for interest	$ 18,202,642	$ 28,576,071	$ 24,117,781

See notes to consolidated financial statements.

FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Franklin Financial Corporation and Subsidiaries (the "Company") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The Company was incorporated on December 27, 1988 for the purpose of becoming a bank holding company. On December 20, 2001, the Company became a registered financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act. The Company's subsidiary bank opened for business on December 1, 1989.

Consolidated Subsidiaries - The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Franklin National Bank (the "Bank"), Franklin Financial Insurance and Franklin Capital Trust I. The Bank has three subsidiaries, Hometown Loan Company (inactive), Franklin Financial Mortgage and Franklin Financial Securities. Significant intercompany transactions and balances have been eliminated.

Operating Segments - The Company manages its business in two primary reporting segments, the Bank and Franklin Financial Mortgage ("FFM") (see Note 20).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for available-for-sale investment securities, the allowance for loan losses, loans held for sale, mortgage servicing rights, mortgage rate lock commitments, depreciation of premises and equipment, foreclosed assets, provision for income taxes and deferred tax valuation allowances.

Cash and Cash Equivalents - include cash on hand and amounts due from banks.

Investment and Mortgage-Backed Securities - Securities are classified into three categories: held-to-maturity, available-for-sale and trading.

Securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company has the positive intent and ability to hold these securities to maturity. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available-for-sale securities are carried at fair value and include all debt and equity securities not classified as held-to-maturity or trading. The fair value of available-for-sale securities is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently maintain a trading portfolio.

Unrealized holding gains and losses from available-for-sale securities are excluded from earnings and reported, net of any income tax effect, in accumulated other comprehensive income (loss). Realized gains and losses for securities classified as either available-for-sale or held-to-maturity are reported in earnings based on the adjusted cost of the specific security sold.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans - Loans are stated at the principal amount outstanding. Deferred loan fees and the allowance for loan losses are recorded as reductions of loans. Loan origination and commitment fees in excess of certain related costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the loan. Interest income on loans is computed based on the outstanding loan balance.

Loans are generally placed on nonaccrual status when payment of principal or interest is delinquent for 90 days or more. Loan delinquencies are determined based upon their contractual terms. When interest accruals are discontinued, interest accrued and not collected in the current year is reversed and interest accrued and not collected from prior years is charged to the allowance for loan losses. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on nonaccrual loans is recognized only to the extent of interest payments received. Loans are returned to accrual status when all delinquent principal and interest payments have been made.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, application of loss factors based on rsk ratings by type of loan, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A specific allowance may be assigned to impaired loans if the difference between the collateral values or the present value of estimated cash flows and the contractual amount due exceeds the amount included in the allowance for loan losses resulting from the application of the loss factor based on the impaired loans' risk rating. A loan is considered impaired when management has determined it is possible that all amounts due according to the contractual terms of the loan agreement will not be collected. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Capitalization of the allocated cost of commercial servicing rights is based on their relative fair value and occurs when the underlying loans are sold. The Company's commercial servicing rights are related to certain commercial loans originated and sold with servicing retained and are reflected in other assets in the accompanying consolidated balance sheets. For purposes of measuring impairment, the servicing rights are stratified based on the predominant risk characteristics of loan type and loan term. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Loans Held for Sale - Loans held for sale are carried at the lower of aggregate cost or market value. Adjustments to reflect market value and realized gains and losses upon ultimate sale of the loans are classified in gain (loss) on sale of mortgage loans in the accompanying consolidated statements of income. Market value is determined based upon quoted market prices in the secondary market.

Derivative Financial Instruments - All derivative financial instruments held or issued by the Company are for purposes other than trading. Covered call options are recorded at fair value while the contracts

are open with fees received recognized into income in the period the option expires. Such instruments are entered into by the Company as hedges against exposure to interest rate risk. The maximum term of such covered call options used by the Company is 30 days. The Company had no such covered call options or other derivative financial instruments outstanding on December 31, 2002 or 2001. Rate lock commitments on mortgage loans intended to be sold are considered to be derivatives and are recorded at fair value in other assets in the accompanying consolidated balance sheets. The changes in fair value of these rate lock commitments are recorded in gain on sale of mortgage loans in the accompanying consolidated statements of income. Rate lock commitments expose the Company to interest rate risk, which the Company manages by entering into forward sales contracts which are also recorded at fair value with changes in fair value recorded in gain on sale of mortgage loans.

Mortgage Banking Activities - The Company originates, purchases and sells residential mortgage loans. Generally, such loans are sold at origination. Any loans held for sale are carried at the lower of cost or market value in the aggregate with respect to the entire portfolio.

Capitalization of the allocated cost of mortgage servicing rights is based on their relative fair value and occurs when the underlying loans are sold. The Company's mortgage servicing rights are related to in-house originations serviced for others.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. For purposes of measuring impairment, the servicing rights are stratified based on the predominant risk characteristics of loan type and loan term. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Premises and Equipment, Net - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method, based on the estimated useful lives of the respective assets. Estimated useful lives are 30 to 40 years for buildings and 3 to 7 years for furniture and equipment. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term on a straight-line basis. Accelerated depreciation methods are used for tax purposes. Net gains or losses from the sale of premises and equipment are included in other income or other expenses, respectively.

Foreclosed Assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, thereby establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by independent appraisers and/or management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Gains and losses from the sale of foreclosed assets are included in other income, and expenses to maintain such assets and changes in the valuation allowance, if any, are included in other expenses.

Income Taxes - The Company files a consolidated tax return. Income taxes are allocated to members of the consolidated group on a separate return basis. Provisions for income taxes are based on amounts reported in the consolidated statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred income taxes. Deferred taxes are computed using the asset and liability approach. The tax effects of differences between the tax and financial accounting basis of assets and liabilities are reflected in the consolidated balance sheets at the tax rates expected to be in effect when the differences reverse.

Securities Sold Under Agreements to Repurchase - Securities sold under agreements to repurchase are treated

as collateralized financing transactions and are recorded at the amounts at which the securities will subsequently be repurchased. It is the Company's policy to maintain collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. The Company monitors the market value of the underlying securities which collateralize the related liability on repurchase agreements, including accrued interest, and provides additional collateral when considered appropriate.

Earnings Per Share - Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year plus additional potentially dilutive shares calculated for stock options and warrants using the treasury stock method.

Stock-Based Compensation - At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employee and related interpretations. The Company calculates compensation expense on the restricted stock plan as the difference between the market price of the underlying stock on the date of the grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the restriction period in which the restricted stock is earned by the recipient. No stock-based employee compensation cost is reflected in net income for the Company's two stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2002	2001	2000
Net earnings available to stockholders:			
As reported	$ 11,085,093	$ 6,907,087	4,738,634
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,865,700)	(1,038,666)	(444,578)
Pro forma	$ 9,219,393	$ 5,868,421	$ 4,294,056

	2002	2001	2000
Basic earnings per share			
As reported	$ 1.40	$ 0.88	$ 0.61
Pro forma	1.17	0.75	0.55
Diluted earnings per share available to stockholders:			
As reported	$ 1.27	$ 0.83	$ 0.57
Pro forma	1.05	0.70	0.51

In calculating the pro forma disclosures, the fair value of the options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	1.8%	1.7%	1.5%
Expected volatility	42%	33%	52%
Risk-free interest rate range	3.5 to 3.9%	4.8 to 5.1%	5.1 to 5.2%
Expected life	7-10 years	7-10 years	7-10 years

The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2002, 2001 and 2000 is $6.61, $4.11 and $7.61 per share, respectively.

Comprehensive Income - Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that is not recognized in the calculation of net income, such as unrealized gains and losses on available-for-sale securities. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. The adoption of SFAS Nos. 141 and 142 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. SFAS No. 143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company has not yet determined the impact, if any, the adoption of SFAS No. 143 will have on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets* and for *Long-Lived Assets to Be Disposed Of*. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (i) recognition and measurement of the impairment of long-lived assets to be held and used; and (ii) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 01-6, *Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others*. SOP 01-6 clarifies accounting and finan-

cial reporting practices for lending and finance activities, eliminates distinctions between what constitutes a finance company and financing activities and conforms differences among the accounting and financial reporting guidance provided in various AICPA Audit and Accounting Guides. The objective of SOP 01-6 is to improve the consistency in accounting and reporting by banks, savings institutions, credit unions, finance companies, mortgage companies and certain activities of insurance companies. SOP 01-6 is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted SOP 01-6 on January 1, 2002. The adoption of SOP 01-6 did not have an impact on the Company's accounting policies; however, certain additional disclosures were required to be included in the consolidated financial statements. These additional disclosures have been included in the notes to the consolidated financial statements at December 31, 2002 and 2001.

In April 2002, the FASB issued implementation guidance related to Derivatives Implementation Group ("DIG") Issue No. C13, *When a Loan Commitment Is Included in the Scope of Statement 133.* DIG Issue No. C13 requires rate lock commitments on mortgage loans that are intended to be sold be accounted for as derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The adoption of DIG Issue No. C13 on July 1, 2002 did not have a material impact to the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 amended SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 in 2002 did not have a material effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and is not anticipated to have a material impact on the Company's consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution and the accounting for the impairment or disposal of acquired long-term customer relationship intangible assets. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The adoption of SFAS No. 147 did not have an impact on the Company's consolidated financial position or results of operations as the Company did not acquire any financial institutions.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. This interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under

that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The initial recognition and measurement provision of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The interpretation's disclosure requirements are effective for the Company as of December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 8 to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. As the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation, the adoption of SFAS No. 148 will not have an impact on the Company's consolidated financial position or results of operations. The Company has included the disclosures in accordance with SFAS No. 148 above under Stock-Based Compensation.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. This Interpretation applies immediately to variable interest entities created in January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet determined the impact, if any, the adoption of FIN No. 46 will have on its consolidated financial position and results of operations.

2. RESTRICTED CASH BALANCES

The Bank is required to maintain reserves, in the form of cash and deposits, with the Federal Reserve Bank against its deposit liabilities. Aggregate reserves of approximately $5,474,000 and $3,390,000 were maintained to satisfy federal regulatory requirements at December 31, 2002 and 2001, respectively.

3. INVESTMENT AND MORTGAGE-BACKED SECURITIES

The following tables reflect the amortized cost and estimated fair values of debt, equity and mortgage-backed securities held at December 31, 2002 and 2001.

	2002			
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury obligations	$ 1,071,298	$ 63,392	$ -	$ 1,134,690
Obligations of U.S. government agencies	31,782,407	109,391	(2,438)	31,889,360
Obligations of state and political subdivisions	22,343,596	650,971	(54,699)	22,939,868
Corporate bonds	12,614,397	681,366	(934,980)	12,360,783
Investment securities	67,811,698	1,505,120	(992,117)	68,324,701
Mortgage-backed securities	185,610,492	4,091,401	(55,174)	189,646,719
Total available-for-sale	$ 253,422,190	$ 5,596,521	$ (1,047,291)	$ 257,971,420

	2002			
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. government agencies	$ 4,111,185	$ 20,434	$ (7,760)	$ 4,123,859
Obligations of state and political subdivisions	3,931,910	108,385	(26,969)	4,013,326
Investment securities	8,043,095	128,819	(34,729)	8,137,185
Mortgage-backed securities	185,468	12,784	-	198,252
Total held-to-maturity	$ 8,228,563	$ 141,603	$ (34,729)	$ 8,335,437

	2001			
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury obligations	$ 4,365,125	$ 4,767	$ (125,128)	$ 4,244,764
Obligations of U.S. government agencies	26,464,914	262,054	(275,633)	26,451,335
Obligations of state and political subdivisions	17,144,619	75,689	(643,691)	16,576,617
Corporate bonds	12,979,861	153,432	(441,928)	12,691,365
Investment securities	60,954,519	495,942	(1,486,380)	59,964,081
Mortgage-backed securities	175,507,088	1,856,685	(1,023,660)	176,340,113
Total available-for-sale	$ 236,461,607	$ 2,352,627	$ (2,510,040)	$ 236,304,194

Held-to-Maturity	2001 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. government agencies	$ 7,189,925	$ 127	$ (95,406)	$ 7,094,646
Obligations of state and political subdivisions	2,726,412	73,228	-	2,799,640
Investment securities	9,916,337	73,355	(95,406)	9,894,286
Mortgage-backed securities	269,911	11,868	(38)	281,741
Total held-to-maturity	$ 10,186,248	$ 85,223	$ (95,444)	$ 10,176,027

Gross gains of $1,276,425, $1,433,560 and $250,263 and gross losses of $49,047, $150,973, and $61,311 were realized on sales of securities available for sale in 2002, 2001 and 2000, respectively.

The amortized cost and fair value of debt and equity securities at December 31, 2002, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 25,993,893	$ 26,025,330	$ 75,000	$ 75,008
Due one to five years	1,093,040	1,088,000	1,225,016	1,293,029
Due five to ten years	5,587,846	5,928,876	2,348,049	2,340,905
Due after ten years	35,136,919	35,282,495	4,395,030	4,428,243
	67,811,698	68,324,701	8,043,095	8,137,185
Mortgage-backed securities	185,610,492	189,646,719	185,468	198,252
	$ 253,422,190	$ 257,971,420	$ 8,228,563	$ 8,335,437

Fair value of securities is established based on current market prices of similar securities as of the approximate dates indicated. Securities carried at $190,046,454 and $184,359,905 at December 31, 2002 and 2001, respectively, were pledged to secure deposits and for other purposes.

The following table reflects securities pledged at December 31, 2002 and 2001. Securities carried at $182,860,963 and $161,243,936 at December 31, 2002 and 2001, respectively, serve as collateral to secure public funds deposits, respectively.

	2002	2001
Investment securities available-for-sale	$ 20,660,906	$ 32,330,044
Investment securities held-to-maturity	3,389,580	3,830,030
Mortgage-backed securities available-for-sale	165,995,968	148,199,831
Total	$ 190,046,454	$ 184,359,905

At December 31, 2002 and 2001, the Company did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded ten percent of stockholders' equity.

4. LOANS

Loans at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Commercial, financial and agricultural	$ 121,662,948	$ 109,469,927
Real estate - construction	83,680,734	71,209,803
Real estate - mortgage	332,281,076	241,795,430
Consumer	21,031,222	20,877,548
	558,655,980	443,352,708
Deferred loan fees	(960,779)	(764,165)
Allowance for loan losses	(5,761,101)	(4,269,071)
Total loans	$ 551,934,100	$ 438,319,472

The following is a summary of information pertaining to non-accrual loans and loans past due 90 days or more still accruing interest at December 31, 2002 and 2001:

	2002	2001
Loans accounted for on a nonaccrual basis	$ 5,218,087	$ 1,022,892
Accruing loans which are contractually past due 90 days or more as to principal and interest payments	$ 2,459,069	$ 245,238

Direct and indirect loans to officers and directors during 2002 and 2001 are as follows:

	2002	2001
Balance at beginning of year	$ 978,074	$ 2,756,084
New loan disbursements	4,149,214	696,743
Repayments	(2,472,324)	(2,474,753)
Balance at end of year	$ 2,654,964	$ 978,074

In addition, there were approximately $1,716,293 and $466,205 of undisbursed loan commitments to such parties at December 31, 2002 and 2001, respectively.

Commercial servicing rights totaled $266,542 and $232,216 at December 31, 2002 and 2001, respectively. Commercial servicing rights in the amount of $34,326, $5,578 and $11,493 were capitalized during 2002, 2001 and 2000, respectively. Amortization of the servicing rights amounted to $33,439, $29,386 and $41,513 during 2002, 2001 and 2000, respectively. Accumulated amortization of commercial servicing rights was $154,763 and $121,324 at December 31, 2002 and 2001, respectively. In the opinion of management, a valuation allowance against net commercial servicing rights at December 31, 2002 and 2001 was not considered necessary.

5. ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses were as follows:

	2002	2001	2000
Balance - beginning of period	$ 4,269,071	$ 3,025,138	$ 2,479,619
Provisions charged to operating expense	2,665,000	1,575,000	686,992
Loans charged off	(1,229,874)	(361,293)	(187,927)
Recoveries on loans previously charged off	56,904	30,226	46,454
Balance - end of period	$ 5,761,101	$ 4,269,071	$ 3,025,138

The following is a summary of information pertaining to loans specifically classified as impaired at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002:

	2002	2001
Impaired loans without a specific allowance for loan losses	$ 16,011,541	$ 670,242
Impaired loans with a specific allowance for loan losses	3,156,367	9,725,663
Total impaired loans	$ 19,167,908	$ 10,395,905
Specific allowance for loan losses related to impaired loans	$ 698,088	$ 714,058

	2002	2001	2000
Average investment in impaired loans	$ 12,810,056	$ 7,049,953	$ 2,851,659
Interest income recognized on impaired loans	$ 800,441	$ 804,155	$ 350,405

6. FORECLOSED ASSETS

Foreclosed assets are presented net of any allowance for losses. In the opinion of management, at December 31, 2002 and 2001, an allowance for losses related to foreclosed assets was not considered necessary.

Expenses (income) applicable to foreclosed assets for each of the three years in the period ended December 31, 2002 include the following:

	2002	2001	2000
Net gain on sales of real estate	$ (9,284)	$ (3,084)	$ (6,608)
Provision for losses	745,694	-	-
Operating expenses	77,759	6,614	16,531
Total	$ 814,169	$ 3,530	$ 9,923

7. MORTGAGE BANKING

The unpaid principal balances of mortgage loans serviced for others were approximately $287,591,000 and $163,485,000 at December 31, 2002 and 2001, respectively.

Custodial balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $3,327,000 and $2,939,000 at December 31, 2002 and 2001, respectively.

The Bank's mortgage banking subsidiary has net worth requirements with the U.S. Department of Housing and Urban Development and the Federal Home Loan Mortgage Corporation of $250,000. These net worth requirements have been exceeded at December 31, 2002 and 2001.

Changes in the balance of mortgage servicing rights, net, were as follows:

	2002	2001	2000
Balance - beginning of period	$ 2,254,279	$ 1,480,561	$ 1,584,579
Amount capitalized	2,632,864	1,236,616	239,029
Amortization expense	(834,282)	(462,898)	(343,047)
Impairment adjustment	(304,219)	-	-
Balance - end of period	$ 3,748,642	$ 2,254,279	$ 1,480,561

Accumulated amortization of mortgage servicing rights was $2,224,371, $1,390,089 and $927,230 at December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, the weighted-average amortization period of mortgage servicing rights was 5.2 years. Projected amortization expense for the gross carrying value of mortgage servicing rights at December 31, 2002 is estimated to be as follows:

2003	$ 1,209,023
2004	1,047,026
2005	774,194
2006	349,175
2007	200,307

Management's estimate of the valuation allowance against the net mortgage servicing rights was $304,219 at December 31, 2002. In the opinion of management, a valuation allowance against the net mortgage servicing rights at December 31, 2001 was not considered necessary.

8. OTHER FINANCIAL INSTRUMENTS, COMMITMENTS, GUARANTEES AND CONTINGENCIES

Other Financial Instruments

The Bank is a party to financial instruments with off-balance sheet risk in the normalcourse of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and commitments to sell mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contractual or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, credit card commitments and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company controls the risks related to such commitments through credit approvals, limits and monitoring procedures.

The Bank writes covered call options on U.S. Treasury Securities, which are contracts for delayed delivery of securities in which the Bank agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates. The Bank uses such contracts in connection with its asset/liability management program in improving yield and managing interest rate exposure arising out of non-trading assets and liabilities. There were no outstanding covered call options at December 31, 2002 and 2001.

The Bank enters into commitments to make loans whereby the interest rate on the loan is set prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Therefore, they recorded at fair value in other assets in the accompanying consolidated balance sheets with changes in fair value recorded in gain on sale of mortgage loans in the accompanying consolidated statements of income. In measuring the fair value of rate lock commitments, the amount of the expected servicing rights is included in the valuation. This value is calculated using the same methodologies as are used to value the Bank's mortgage servicing rights, adjusted using an anticipated fall out factor for loan commitments that will never be funded. This policy of recognizing value of the derivative has the effect of recognizing the gain from mortgage loans before the loans are sold. Rate lock commitments expose the Bank to interest rate risk. The Bank manages that risk by entering into forward sales contracts which are also recorded at fair value with changes in fair value reported in gain on sale of mortgage loans. The notional amount of rate lock commitments outstanding at December 31, 2002 and 2001 were $23,425,195 and $8,150,995, respectively. The notional amount of forward sales contracts outstanding at December 31, 2002 and 2001 were $34,069,732 and $24,603,645, respectively. At December 31, 2002, the fair value of net rate lock and forward sales commitments was $271,148 which is reflected in other assets in the accompanying balance sheets. Prior to the adoption of DIG Issue No. C13 in 2002 (see Note 1), the fair value net rate lock and forward sales commitments was treated as an off-balance sheet financial instrument.

Commitments

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may

require payment of a fee. Since many of the commitments will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness individually. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Credit card commitments include credit card lines to customers extended by a correspondent bank in which the Bank guarantees the extension of credit. These commitments also include overdraft protection lines of credit issued by the Bank to cover potential overdrafts on customer checking accounts. These commitments are generally unsecured.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The following table presents the contractual or notional amount of these financial instruments whose amounts represent credit risk as of December 31, 2002 and 2001:

	2002	2001
Financial instruments as of December 31, 2002:		
Commitments to extend credit	$ 102,904,596	$ 76,448,873
Credit card commitments	425,691	596,095
Standby letters of credit	19,971,453	9,590,910

The Bank primarily serves customers located in the Tennessee counties of Williamson, Maury and Davidson. As such, the majority of the Bank's loans, commitments and stand-by letters of credit have been granted to customers in that area. Concentration of credit by type of loan is presented in Note 4.

Guarantees

In the ordinary course of business, the Company sells mortgage loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults and fraud. When a loan sold to an investor without recourse fails to perform, the investor will typically review the loan to determine whether defects in the origination process occurred. If a defect is identified, the Company may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no defects, the Company has no commitment to repurchase the loan. The requirement to repurchase the loan or indemnify the investor is generally limited to 90 days from the date the related mortgage loan is sold to the investor. As of December 31, 2002, these guarantees totaled $79,264,972. No reserve has been established at December 31, 2002 to cover the potential exposure related to these guarantees as the Company does not believe the ultimate loss related to this exposure is material to the consolidated financial statements.

The Company maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance

coverage provided, the Company will indemnify certain officers and directors for actions taken on behalf of the Company.

Contingencies

On August 24, 2000, Jerrold S. Pressman filed a complaint in the U.S. District Court for the Middle District of Tennessee, against Franklin National Bank and Gordon E. Inman, Chairman of the Board of the Company and the Bank, alleging breach of contract, tortuous interference with contract, fraud, and civil conspiracy in connection with the denial of a loan to a potential borrower involved in a real estate transaction. The Bank and Mr. Inman filed their answers in this matter on September 18, 2000, and a motion for Summary Judgment on October 10, 2000. The Court denied the Bank's motion for Summary Judgment on February 15, 2001. On July 27, 2001, the Bank and Mr. Inman filed a second motion for Summary Judgment. The Court granted in part and denied in part the Bank and Mr. Inman's motion for Summary Judgment on October 5, 2001. The case was set for trial to begin on March 5, 2002; however, on February 22, 2002, the Court, on it's own Motion, continued the trial until September 10, 2002. Mr. Pressman's amended complaint seeks compensatory damages in an amount not to exceed $20 million and punitive damages in an amount not to exceed $40 million from each defendant. On September 3, 2002, the Court granted Mr. Pressman's motion to continue trial and set February 25, 2003, to begin the trial. A bench trial on the merits of the case was held between February 25 and March 7, 2003. The case is currently under advisement and a decision is expected within 60 to 90 days from the conclusion of the trial. Management under the advice of legal counsel believes the Bank's defenses have factual and legal merit and each is supported by competent and admissible evidence. The Company believes it should prevail on the merits of the case. No provision has been made in the accompanying consolidated financial statements for the ultimate resolution of this matter.

On September 1, 2000, Highland Capital, Inc. filed a complaint in the U.S. District Court for the Middle District of Tennessee, against Franklin National Bank alleging that the Bank required Highland Capital, Inc. to purchase stock in Franklin Financial Corporation, the Bank's holding parent holding company, in conjunction with Highland Capital, Inc.'s efforts to obtain a loan from the Bank in violation of 12 U.S.C. § 1972, which prohibits certain tying arrangements. Highland Capital, Inc. is seeking an unspecified amount of damages in an amount not to exceed $2 million, plus attorney's fees and costs. The bank filed an answer in the matter on September 19, 2000. On July 20, 2001, the Bank filed a motion for Summary Judgment. On November 19, 2001, the Magistrate Judge to whom the case has been assigned, issued a report regarding the Bank's motion for Summary Judgment recommending that the Motion be granted and the complaint be dismissed. On March 21, 2002, the Court granted the Bank's motion for Summary Judgment and dismissed Highland Capital, Inc.'s case with prejudice. On April 12, 2002, Highland Capital, Inc. filed a Notice of Appeal to the United States Court of Appeals for the Sixth Circuit. On July 10, 2002, the Bank responded with the filing of Proof Brief of Appellee Franklin National Bank. No provision has been made in the accompanying consolidated financial statements for the ultimate resolution of this matter.

There are also other legal actions in which the Company is a defendant. Management under the advice of legal counsel believes the Company also has meritorious defenses against these claims and intends to defend such actions vigorously. No provision has been made in the accompanying consolidated financial statements for the ultimate resolution of these matters.

9. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Land	$ 1,822,249	$ 1,822,249
Buildings	4,210,785	4,210,785
Leasehold improvements - buildings	4,087,391	4,049,938
Furniture and equipment	5,642,081	5,613,319
	15,762,506	15,696,291
Less accumulated depreciation and amortization	(6,071,991)	(5,150,970)
	$ 9,690,515	$ 10,545,321

10. DEPOSITS

A summary of deposits at December 31, 2002 and 2001 follows:

	2002	2001
Non-interest bearing demand	$ 78,506,426	$ 52,852,177
Interest-bearing demand	274,800,866	181,588,880
Savings	26,140,671	16,512,845
Certificates of deposit of $100,000 or more	267,968,619	257,426,386
Other time deposits	110,955,155	108,870,787
	$ 758,371,737	$ 617,251,075

At December 31, 2002, the scheduled maturities of certificates of deposits and other time deposits are as follows:

2003	$ 323,144,822
2004	43,728,793
2005	6,420,636
2006	1,754,010
2007	3,875,513
2008 and thereafter	-
	$ 378,923,774

At December 31, 2002 and 2001, $189,318 and $178,748, respectively, of demand deposits, overdrafts have been reclassified to loans. At December 31, 2002 and 2001, no deposits have been received on terms other than those available in the normal course of business.

11. LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt and other borrowings at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Line of credit	$ 2,381,494	$ 1,800,000
Federal funds	-	88,000
Note payable	-	680,565
Federal Home Loan Bank advances	58,000,000	58,000,000
Trust preferred securities	16,000,000	16,000,000
	$ 76,381,494	$ 76,568,565

The Company has a $5,000,000 line of credit established with a lending institution secured by all of the outstanding capital stock of the Bank at December 31, 2002. Interest floats at 90-day LIBOR plus 200 basis points (3.42% and 4.4925% at December 31, 2002 and 2001, respectively), and is payable monthly. The line matures on April 1, 2003. The average balance outstanding under the line of credit during the years ended December 31, 2002 and 2001 was $2,051,299 and $1,644,000, respectively. The maximum amount outstanding at any month end under the line of credit during the years ended December 31, 2002 and 2001 was $2,381,494 and $1,800,000, respectively. The line of credit with the lending institution includes financial covenants requiring a (i) minimum loan loss reserve to non-performing assets ratio, (ii) minimum loan loss reserve to total loans, (III) maximum ratio of non-performing loans to total loans, (iv) minimum return on average assets and (v) minimum tangible shareholder's equity. The Company was in violation of the loan loss allowance to non-performing assets covenant at December 31, 2002, which was subsequently waived by the lending institution.

The Bank also has federal funds lines (or the equivalent thereof) with correspondent banks totaling approximately $65,000,000 at December 31, 2002. The average balance outstanding under the federal funds lines during the years ended December 31, 2002 and 2001 was $5,602,605 and $2,067,058, respectively. The maximum amount outstanding at any month end under the federal funds lines during the years ended December 31, 2002 and 2001 was $29,181,000 and $6,405,000, respectively.

The Bank has a $10,000,000 line of credit with the Federal Home Loan Bank ("FHLB") secured by a blanket pledge of 1-4 family residential mortgage loans. The arrangement is structured such that the carrying value of the loans pledged amounts to 150% of the principal balance of advances from the FHLB. At December 31, 2002 and 2001, there were no borrowings under this line of credit. The average balance outstanding under this line of credit during the years ended December 31, 2002 and 2001 was $368,493 and $-0-, respectively. The maximum amount outstanding at any month end under this line of credit during the years ended December 31, 2002 and 2001 was $7,500,000 and $0, respectively.

The Bank also has outstanding FHLB convertible advances of $27,000,000 maturing in three years and $31,000,000 maturing in five to eight years at December 31, 2002. The interest rates on $27,000,000 and $25,000,000 of these advances are fixed (6.15% and 6.46%, respectively, at December 31, 2002) during the first year and are subject to conversion to variable rates based on LIBOR at the option of the FHLB 1 year and 3 years, respectively, from the date of the advance and quarterly thereafter. The Company has the right to repay the advance on the date of conversion to a variable rate without penalty. The interest rates on the remaining $6,000,000 of these advances are variable based on LIBOR (1.43% and 2.13% at December 31, 2002 and 2001, respectively). The average balance outstanding of FHLB advances was $58,000,000 during the years ended December 31, 2002 and 2001. The maximum amount outstanding at any month end of FHLB advances

was $58,000,000 during the years ended December 31, 2002 and 2001.

During 2000, the Company issued $16,000,000 of trust preferred securities through Franklin Capital Trust I, a Delaware business trust and wholly owned subsidiary of the Company. These securities pay cumulative cash distributions at a quarterly variable rate of three-month LIBOR plus 3.50% of the liquidation amount of $1,000 per preferred security on a quarterly basis. These securities have a 30-year maturity and may be redeemed by the Company upon the earlier of five years or the occurrence of certain other events. Subject to certain limitations, these securities qualify as Tier 1 capital. The average balance outstanding and the maximum amount outstanding at any month end of trust preferred securities was $16,000,000 during the years ended December 31, 2002 and 2001.

The Company paid off its note payable with a lending institution in the amount of $680,565 on January 17, 2002. The note was secured by the Williamson Square branch building. The average balance outstanding on this note payable during the years ended December 31, 2002 and 2001 was $29,833 and $696,649, respectively. The maximum amount outstanding at any month end on this note payable during the years ended December 31, 2002 and 2001 was $680,565 and $708,282, respectively.

The aggregate annual maturities of long-term debt and other borrowings during the five years ending December 31, 2007 and thereafter are as follows:

Year ending December 31,	
2003	$ 2,381,494
2004	-
2005	27,000,000
2006	-
2007	-
2008 and thereafter	47,000,000
Total	$76,381,494

12. RELATED PARTY AND OTHER LEASES

The Company has entered into agreements with the Company's Chairman, President and Chief Executive Officer to lease certain banking facilities. Increases in lease payments are made annually on property leased from the chairman based on the increase in the Consumer Price Index during the previous year. All but one of the leases provides for a term of twenty years with three, five year renewal options. The remaining lease provides for a term of six and one half years with four, five year renewal options. All leases are accounted for as operating leases. Net rent expense paid to the chairman amounted to $657,465 in 2002, $643,393 in 2001, and $618,995 in 2000. Rent expense paid to unrelated parties amounted to $706,808 in 2002, $622,992 in 2001, and $396,274 in 2000.

Future minimum lease payments, exclusive of any increases related to the Consumer Price Index, under these leases as of December 31, 2002 are as follows:

	Related Party	Others	Total
2003	$ 662,226	$ 638,344	$ 1,300,570
2004	662,226	589,978	1,252,204
2005	662,226	472,796	1,135,022
2006	662,226	461,203	1,123,429
2007	662,226	337,095	999,321
2008 and thereafter	965,746	961,113	1,926,859
Total	$ 4,276,876	$ 3,460,529	$ 7,737,405

13. INCOME TAXES

Income taxes consist of the following:

	2002	2001	2000
Current:			
Federal	$ 5,332,219	$ 3,406,939	$ 2,208,275
State	1,170,715	694,521	558,503
Total current expense	6,502,934	4,101,460	2,766,778
Deferred:			
Federal	84,688	(148,207)	(350,543)
State	9,798	(26,846)	(65,809)
Total deferred expense (benefit)	94,486	(175,053)	(416,352)
Total income taxes	$ 6,597,420	$ 3,926,407	$ 2,350,426

Net deferred income tax assets and liabilities are included in other assets and other liabilities, respectively, on the consolidated balance sheets. Significant temporary differences between tax and financial reporting that give rise to net deferred tax (liabilities) assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 2,205,914	$ 1,595,811
Unrealized loss on securities available-for-sale	-	62,966
Other	108,226	20,692
Total deferred tax assets	2,314,140	1,679,469
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	(1,741,900)	-
Mortgage servicing rights	(1,478,223)	(897,819)
FHLB stock dividends	(313,909)	(249,557)
Unrealized gains on mortgage loan rate lock commitments	(129,729)	-
Other	(19,645)	(2,009)
Total deferred tax liabilities	(3,683,406)	(1,149,385)
Net deferred tax (liability) asset	$ (1,369,266)	$ 530,084

Management believes that a valuation allowance against the deferred tax assets at December 31, 2002 and 2001 is not considered necessary because it is more likely than not such amounts will be fully realized.

A reconciliation of income taxes with the amount of income taxes computed by applying the federal statutory rate (34%) to pretax income follows:

	2002	2001	2000
Tax expense at statutory rate	$ 6,012,115	$ 3,683,388	$ 2,410,280
Increase (decrease) in taxes resulting from:			
Tax-exempt income	(337,042)	(239,608)	(354,462)
Federal tax credit	(96,096)	-	-
State income taxes, net of federal tax benefit	779,140	439,199	221,689
Non-deductible merger costs	138,434	-	-
Disallowed interest expense	29,166	43,122	88,996
Other, net	71,703	306	(16,077)
Total income taxes	$ 6,597,420	$ 3,926,407	$ 2,350,426

14. STOCK BASED COMPENSATION PLANS

Organizers of the Company received warrants in connection with the Company's initial public offering granting the holders thereof the option to purchase 2,354,304 shares of common stock at $0.31 per share. Additionally, the Company has a 1990 Stock Option Plan and a 2000 Stock Option Plan (the "Plans") which were adopted by the Company's Board of Directors on April 19, 1990 and April 10, 2000, respectively, authorizing up to 200,000 and 7,500,000 shares, respectively, for employees who are contributing significantly to the management or operation of the business of the Company as determined by the Company's Board of Directors or the committee administering the Plans. The Plans provide for the grant of options at the discretion of the Board of Directors of the Company or a committee designated by the Board of Directors to administer the Plans. The option exercise price must be at least 100% (110% in the case of a holder of 10% or more of the common stock) of the fair market value of the stock on the date the option is granted for qualified incentive stock options. There is no limit with respect to the exercise price for non-qualified stock options. The options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Plans.

Stock options granted pursuant to the Plans will expire on or before (1) the date which is the tenth anniversary of the date the option is granted, or (2) the date which is the fifth anniversary of the date the option is granted in the event that the option is granted to a key employee who owns more than 10% of the total combined voting power of all classes of stock of the Company. All options granted prior to 1998 were immediately vested. In 1998, 1999, 2000, 2001 and 2002, certain options were granted and will vest evenly over five years; with the exception of 2002 which vest over four years. In 1996, an amendment to the 1990 Stock Option Plan increased the number of shares available for grant to 750,000 shares and provided for the granting of non-qualified options to eligible employees and directors. The Plans provide for stock splits which would adjust the options outstanding, the option prices and the number of shares authorized by the Plans according to the terms of the stock split. The Company declared a two-for-one stock split in January, 1998, a four-for-one stock split in March, 1998 and a one-for-four reverse stock split in August, 2000. Adjusted for these stock splits, the number of shares authorized under the Plans is currently 4,875,000.

All options expire within ten years from the date of grant except for 226,000, 200,000, 50,000, 50,000, 266,666 and 200,000 options issued in 1997, 1998, 1999, 2000, 2001 and 2002, respectively, which expire in 15 years.

A summary of the status of the Company's stock option plans for each of the three years in the period ended December 31, 2002, and the changes during those years is presented below.

	Shares Outstanding	Weighted Average Exercise Price
Options outstanding at January 1, 2000	1,415,663	$ 6.64
Options granted	94,175	14.00
Options exercised	(36,706)	2.95
Options expired	(3,500)	16.89
Options outstanding at December 31, 2000	1,469,632	7.10
Options granted	407,266	10.25
Options exercised	(42,304)	2.26
Options outstanding at December 31, 2001	1,834,594	7.74
Options granted	496,152	15.50
Options exercised	(113,511)	4.24
Options expired	(47,290)	15.02
Options outstanding at December 31, 2002	2,169,945	9.53

Options exercisable at December 31,		
2000	1,427,469	6.67
2001	1,727,121	7.51
2002	1,869,019	8.75

The following table summarizes information about the stock options outstanding under the Company's Plans at December 31, 2002:

Range of Exercise Price	Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Shares Exercisable	Weighted Average Exercise Price
$1.38 - $3.00	399,422	$ 2.89	2.87	399,422	$ 2.89
3.01 - 4.50	447,150	4.50	6.49	447,150	4.50
4.51 - 11.00	699,442	10.57	10.07	634,206	10.59
11.01 - 14.00	90,800	14.00	9.75	83,570	14.00
14.01 - 23.00	533,131	16.62	10.90	304,671	17.36
	2,169,945			1,869,019	

On April 17, 2001, the Company's Board of Directors adopted the Franklin Financial Corporation 2001 Key Employee Restricted Stock Plan ("Restricted Stock Plan"). The Restricted Stock Plan provides for the grant of up to an aggregate of 250,000 restricted shares of the Company's common stock. Under the terms of the Restricted Stock Plan, the Company's Board of Directors or a committee of the Board of Directors may award restricted shares of the Company's common stock to top executives or key management personnel of the Company. The shares issued pursuant to the Restricted Stock Plan are subject to restrictions on transfer and certain other conditions. During the restriction period, participants are entitled to vote and receive dividends on such shares, subject to any restrictions that may be placed on such dividends. In 2002, 13,503 shares of restricted stock were issued under the Plan.

15. CAPITAL

Substantial restrictions are placed on the Bank with respect to payment of dividends without prior regulatory approval. The extent of dividends which may be paid by a national bank is generally limited to retained net profits for any given year combined with the retained net profits of the two preceding years. Retained earnings totaling $19,954,201 and $13,244,884 at December 31, 2002 and December 31, 2001, respectively, were subject to these restrictions with respect to payment of dividends. Cash dividends are also restricted, under the Company's line of credit, if the Bank's leverage capital ratio is less than 7%.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require that the Company and the Bank maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I capital (as defined in the regulations) to total average assets (as defined in the regulations). Management believes, as of December 31, 2002 and 2001, that the Company and the Bank are in compliance with all capital adequacy requirements they are subject to.

As of December 31, 2002, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum total risk-based, Tier I risk-based, and Tier I leverage ratios must be maintained as set forth in the table. There have been no conditions or events since that notification that would cause management to believe the Bank's category has changed.

Actual capital amounts and ratios at December 31, 2002 and 2001, are as follows:

	For capital adequacy purposes		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2002	Franklin National Bank	Consolidated	Franklin National Bank	Consolidated	Franklin National Bank	Consolidated
Amount:						
Tier I to average assets	$ 34,064,678	$ 34,318,798	$ 42,580,848	$ 42,898,498	$ 57,886,008	$ 60,601,735
Tier I to risk-weighted assets	24,021,208	24,093,200	36,031,812	36,139,800	57,886,008	60,601,735
Total capital to risk-weighted assets	48,042,416	48,186,400	60,053,020	60,233,000	65,679,619	67,115,892
Ratios:						
Tier I to average assets	4.0 %	4.0 %	5.0 %	5.0 %	6.8 %	7.1 %
Tier I to risk-weighted assets	4.0 %	4.0 %	6.0 %	6.0 %	9.6 %	10.1 %
Total capital to risk-weighted assets	8.0 %	8.0 %	10.0 %	10.0 %	10.9 %	11.1 %

	For capital adequacy purposes		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2001	Franklin National Bank	Consolidated	Franklin National Bank	Consolidated	Franklin National Bank	Consolidated
Amount:						
Tier I to average assets	$ 28,011,280	$ 28,287,080	$ 35,014,100	$ 35,358,850	$ 47,772,427	$ 47,102,326
Tier I to risk-weighted assets	19,270,348	19,370,588	28,905,522	29,055,882	47,772,427	47,102,326
Total capital to risk-weighted assets	38,540,696	38,741,176	48,175,870	48,426,470	54,074,008	55,536,686
Ratios:						
Tier I to average assets	4.0 %	4.0 %	5.0 %	5.0 %	6.8 %	6.7 %
Tier I to risk-weighted assets	4.0 %	4.0 %	6.0 %	6.0 %	9.9 %	9.7 %
Total capital to risk-weighted assets	8.0 %	8.0 %	10.0 %	10.0 %	11.2 %	11.5 %

16. EARNINGS PER SHARE

In the calculation of basic and diluted earnings per share, net income is identical. Below is a reconciliation for the three years in the period ended December 31, 2002, of the difference between basic weighted average shares outstanding and diluted weighted average shares outstanding.

	2002	2001	2000
Weighted average shares - basic	7,905,657	7,816,634	7,789,844
Effect of dilutive securities:			
Stock options	848,145	535,434	567,590
Weighted average shares - diluted	8,753,802	8,352,068	8,357,434

During August 2000, the Company declared a one-for-four reverse stock split effective October 18, 2000, to shareholders of record on August 25, 2000. All references to per share and weighted average share information in the consolidated financial statements reflect this reverse stock split.

17. EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees who have completed ninety days of service and are twenty-one years of age or more. The Company generally matches fifty percent of employee contributions to the plan up to a maximum of six percent of gross wages. The Company's contributions to the plan are included in salaries and employee benefits expense on the consolidated statements of income and amounted to $240,204, $160,645, and $114,051, in 2002, 2001 and 2000, respectively.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows at December 31, 2002 and 2001:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 28,061,479	$ 28,061,479	$ 23,664,888	$ 23,664,888
Federal funds sold	18,922,000	18,922,000	-	-
Securities available-for-sale	257,971,420	257,971,420	236,304,194	236,304,194
Securities held-to-maturity	8,228,563	8,335,437	10,186,248	10,176,027
Federal Home Loan and Federal Reserve Bank stock	4,113,200	4,113,200	3,950,800	3,950,800
Loans	538,263,372	542,273,313	422,058,045	423,788,692
Loans held for sale	19,431,829	19,702,977	20,530,498	20,530,498
Total servicing rights	3,860,421	3,860,421	2,365,171	2,724,261
Accrued interest receivable	3,713,438	3,713,438	3,619,446	3,619,446
Rate lock commitments, net	271,148	271,148	-	419,049
Financial liabilities:				
Deposits with defined maturities	378,923,774	380,041,682	366,297,173	368,064,301
Deposits with undefined maturities	379,447,963	379,447,963	250,953,902	250,953,902
Other borrowings and repurchase agreements	76,581,494	76,581,494	79,768,565	79,768,565
Accrued interest payable	1,478,173	1,478,173	1,661,010	1,661,010
Off-balance sheet items:				
Commitments to extend credit	-	102,904,596	-	76,448,873
Credit card commitments	-	425,691	-	596,095
Standby letters of credit	-	19,971,453	-	9,590,910

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only and do not impact carrying values of financial statement amounts.

Cash and Cash Equivalents - The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values, which includes cash on hand and amounts due from banks.

Federal Funds Sold - The carrying amount for federal funds sold approximates those assets' fair value.

Investment Securities (including mortgage-backed securities) - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan and Federal Reserve Bank stock - The carrying amount for these securities approximates fair value.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Loans Held for Sale - Fair values for loans held for sale are based on quoted market prices in the secondary market.

Servicing Rights - The fair values of mortgage servicing rights and commercial servicing rights are estimated using discounted cash flows based on a current market interest rate.

Accrued Interest Receivable - The carrying amounts of accrued interest approximates fair value.

Rate Lock Commitments, net - The fair values of mortgage rate lock commitments and forward sales contracts are reflected on a net basis and are estimated based on quoted market prices.

Deposits with Defined Maturities - The fair value for defined maturity deposits, primarily certificates of deposit, is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal and interest payments, are discounted using rates offered on similar instruments based on the remaining maturity.

Deposits with Undefined Maturities - The fair value of undefined maturity deposits is equal to the carrying value and includes demand deposits, savings accounts, NOW accounts and money market deposit accounts.

Other Borrowings and Repurchase Agreements - The carrying amounts of other borrowings and repurchase agreements approximate their fair values.

Off-Balance Sheet Instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fees charged for covered call options are representative of their fair value.

19. PARENT COMPANY ONLY FINANCIAL INFORMATION

Financial information for Franklin Financial Corporation, the parent company, as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 is as follows:

CONDENSED BALANCE SHEETS	2002	2001
ASSETS		
Cash	$ 69,399	$ 109,244
Investment in subsidiaries	62,284,408	49,160,259
Other	9,342,258	8,810,515
TOTAL	$ 71,696,065	$ 58,080,018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 23,147,900	$ 22,670,331
Stockholders' equity	48,548,165	35,409,687
TOTAL	$ 71,696,065	$ 58,080,018

CONDENSED STATEMENTS OF INCOME	2002	2001	2000
INCOME:			
Management fees and rental income	$ 1,289,044	$ 1,206,587	$ 841,357
Interest income	111,198	182,319	149,273
Other income	397	-	1,318
	1,400,639	1,388,906	991,948
EXPENSES:			
Interest expense	1,117,904	1,609,990	1,352,612
Salaries and employee benefits	548,321	502,451	371,736
Other	1,033,322	682,514	403,212
	2,699,547	2,794,955	2,127,560
LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(1,298,908)	(1,406,049)	(1,135,612)
INCOME TAX BENEFIT	441,629	478,056	396,684
LOSS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	(857,279)	(927,993)	(738,928)
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES	11,942,372	7,835,080	5,477,562
NET INCOME	$ 11,085,093	$ 6,907,087	$ 4,738,634

CONDENSED STATEMENTS OF CASH FLOWS:	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 11,085,093	$ 6,907,087	$ 4,738,634
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	105,791	78,428	52,091
Equity in undistributed earnings of subsidiaries	(11,942,372)	(7,835,080)	(5,477,562)
Increase in other assets	(637,534)	(742,258)	(1,951,707)
(Decrease) increase in other liabilities	(41,988)	78,684	(193,446)
Tax benefit of stock options exercised	382,091	9,436	23,167
Net cash used in operating activities	(1,048,919)	(1,503,703)	(2,808,823)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of premises and equipment	-	-	(2,073,599)
Net cash used in investing activities	-	-	(2,073,599)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(1,734,577)	(1,641,212)	(1,556,410)
Dividends received from subsidiary	1,720,000	2,155,000	1,435,000
Net proceeds from issuance of common stock	532,920	108,605	110,706
Purchase of subsidiaries stock	-	(525,000)	(5,525,000)
Proceeds from borrowings, net	490,731	97,495	12,504,386
Debt issue costs	-	-	(814,733)
Net cash provided by financing activities	1,009,074	194,888	6,153,949
NET (DECREASE) INCREASE IN CASH	(39,845)	(1,308,815)	1,271,527
CASH AT BEGINNING OF YEAR	109,244	1,418,059	146,532
CASH AT END OF YEAR	$ 69,399	$ 109,244	$ 1,418,059

20. SEGMENT REPORTING

The Company's reportable segments are determined based on management's internal reporting approach, which is by operating subsidiaries. The reportable segments of the Company are comprised of the Bank segment, excluding its subsidiaries, and the Mortgage Banking segment, Franklin Financial Mortgage.

The Bank segment provides a variety of banking services to individuals and businesses through its branches in Brentwood, Nashville, Franklin, Fairview and Spring Hill, Tennessee. Its primary deposit products are demand deposits, savings deposits, and certificates of deposit, and its primary lending products are commercial business, construction, real estate mortgage, and consumer loans. The Bank segment primarily earns interest income from loans and investments in securities. It earns other income primarily from deposit and loan fees.

The Mortgage Banking segment originates, purchases and sells residential mortgage loans. It sells loan originations into the secondary market, but retains much of the applicable servicing. As a result of the retained servicing, the Mortgage Banking segment capitalizes mortgage servicing rights into income and amortizes these rights over the estimated lives of the associated loans. Its primary revenue is other income, but it also reports interest income earned on warehouse balances waiting for funding. The segment originates retail mortgage loans in the Nashville and Chattanooga, Tennessee metropolitan areas. It also purchases wholesale mortgage loans through correspondent relationships with other banks.

"All Other" consists of the Bank's insurance and securities subsidiaries and the bank holding company operations which do not meet the quantitative threshold for separate disclosure. The revenue earned by the insurance and securities subsidiaries is reported in other income in the consolidated financial statements and the revenue earned by the bank holding company consists of intercompany transactions that are eliminated in consolidation.

No transactions with a single customer contributed 10% or more of the Company's total revenue. The accounting policies for each segment are the same as those used by the Company. The segments include overhead allocations and intercompany transactions that were recorded at estimated market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results of the two reportable segments of the Company are included in the following table.

	2002				
	Bank	Mortgage Banking	All Other	Eliminations	Consolidated
Total interest income	$ 49,806,034	$ 981,641	$ 2,704,448	$ (2,869,220)	$ 50,622,903
Total interest expense	17,177,780	182,561	1,991,154	(1,331,781)	18,019,714
Net interest income	32,628,254	799,080	713,294	(1,537,439)	32,603,189
Provision for loan losses	2,665,000	-	-	-	2,665,000
Net interest income after provision	29,963,254	799,080	713,294	(1,537,439)	29,938,189
Total other income	4,426,263	5,420,911	12,277,096	(11,511,417)	10,612,853
Total other expense	16,781,990	4,818,917	2,556,666	(1,289,044)	22,868,529
Income before taxes	17,607,527	1,401,074	10,433,724	(11,759,812)	17,682,513
Provision for income taxes	6,654,653	452,737	(509,970)	-	6,597,420
Net income	$ 10,952,874	$ 948,337	$ 10,943,694	$ (11,759,812)	$ 11,085,093
Other significant items					
Total assets	$ 863,836,242	$ 25,053,168	$ 89,006,618	$ (86,663,111)	$ 891,232,917
Depreciation, amortization and accretion	(495,380)	884,012	133,714	-	522,346
Revenues from external customers					
Total interest income	49,641,262	981,641	-	-	50,622,903
Total other income	4,426,263	5,420,911	765,679	-	10,612,853
Total income	$ 54,067,525	$ 6,402,552	$ 765,679	$ -	$ 61,235,756
Revenues from affiliates					
Total interest income	$ 164,772	$ -	$ 2,704,448	$ (2,869,220)	$ -
Total other income	-	-	11,511,417	(11,511,417)	-
Total income	$ 164,772	$ -	$ 14,215,865	$ (14,380,637)	$ -

	2001				
	Bank	Mortgage Banking	All Other	Eliminations	Consolidated
Total interest income	$ 49,337,165	$ 1,009,166	$ 3,604,315	$ (3,805,967)	$ 50,144,679
Total interest expense	25,880,273	424,950	2,876,986	(2,075,917)	27,106,292
Net interest income	23,456,892	584,216	727,329	(1,730,050)	23,038,387
Provision for loan losses	1,575,000	-	-	-	1,575,000
Net interest income after provision	21,881,892	584,216	727,329	(1,730,050)	21,463,387
Total other income	4,244,675	3,487,316	7,587,174	(6,886,668)	8,432,497
Total other expense	14,553,017	3,589,535	2,126,425	(1,206,587)	19,062,390
Income before taxes	11,573,550	481,997	6,188,078	(7,410,131)	10,833,494
Provision for income taxes	4,346,171	140,217	(559,981)	-	3,926,407
Net income	$ 7,227,379	$ 341,780	$ 6,748,059	$ (7,410,131)	$ 6,907,087
Other significant items					
Total assets	$ 709,094,271	$ 23,747,374	$ 75,236,902	$ (72,227,169)	$ 735,851,378
Depreciation, amortization and accretion	(341,364)	530,916	141,645	-	331,197
Revenues from external customers					
Total interest income	49,135,513	1,009,166	-	-	50,144,679
Total other income	4,244,675	3,487,316	700,506	-	8,432,497
Total income	$ 53,380,188	$ 4,496,482	$ 700,506	$ -	$ 58,577,176
Revenues from affiliates					
Total interest income	$ 201,652	$ -	$ 3,604,315	$ (3,805,967)	$ -
Total other income	-	-	6,886,668	(6,886,668)	-
Total income	$ 201,652	$	$ 10,490,983	$ (10,692,635)	$ -

	2000				
	Bank	Mortgage Banking	All Other	Eliminations	Consolidated
Total interest income	$ 42,512,733	$ 873,592	$ 2,315,571	$ (2,477,486)	$ 43,224,410
Total interest expense	24,376,577	508,740	2,083,910	(1,042,486)	25,926,741
Net interest income	18,136,156	364,852	231,661	(1,435,000)	17,297,669
Provision for loan losses	700,000	-	-	(13,008)	686,992
Net interest income after provision	17,436,156	364,852	231,661	(1,421,992)	16,610,677
Total other income	2,533,761	1,506,685	5,765,776	(4,870,850)	4,935,372
Total other expense	11,265,041	2,380,581	1,652,724	(841,357)	14,456,989
Income before taxes	8,704,876	(509,044)	4,344,713	(5,451,485)	7,089,060
Provision for income taxes	2,914,831	(173,075)	(391,330)	-	2,350,426
Net income	$ 5,790,045	$ (335,969)	$ 4,736,043	$ (5,451,485)	$ 4,738,634
Other significant items					
Total assets	$ 590,470,931	$ 12,763,057	$ 70,111,561	$ (68,399,835)	$ 604,945,714
Depreciation, amortization and accretion	(649,893)	415,716	71,930	-	(162,247)
Revenues from external customers					
Total interest income	42,350,818	873,592	-	-	43,224,410
Total other income	2,533,761	1,506,685	894,926	-	4,935,372
Total income	$ 44,884,579	$ 2,380,277	$ 894,926	$ -	$ 48,159,782
Revenues from affiliates					
Total interest income	$ 161,915	$ -	$ 2,315,571	$ (2,477,486)	$ -
Total other income	-	-	4,870,850	(4,870,850)	-
Total income	$ 161,915	$ -	$ 7,186,421	$ (7,348,336)	$ -

21.DEFINITIVE AFFILIATION AGREEMENT AND SUBSEQUENT EVENT

On July 23, 2002, the Company signed a definitive affiliation agreement, as amended on September 9, 2002 and December 10, 2002, which provides for the acquisition of the Company by Fifth Third Bancorp ("Fifth Third") through a merger of the Company with and into a wholly-owned subsidiary of Fifth Third. The Board of Directors of the Company approved the definitive affiliation agreement and the transactions contemplated thereby.

On March 27, 2003, the Company entered into an additional amendment to the affiliation agreement to extend its termination date to June 30, 2004. As con sideration for this amendment, Fifth Third agreed to amend the exchange ratio to provide shareholders of the Company shares of Fifth Third common stock valued at a fixed price of $31.00 per share of the Company, plus any increase in the book value per share (excluding certain items as defined in the amendment) of the Company's common stock from March 31, 2003 through the most recent quarter end prior to the closing. Further, in the event that Fifth Third is not granted regulatory approval for the merger on or before May 31, 2004, the Company will have the right to terminate the agreement and to receive a termination fee of $27 million from Fifth Third.

Franklin Financial Corporation

Board of Directors

GORDON E. INMAN
Chairman, Franklin Financial Corporation

JAMES W. CROSS, IV
President, Century Construction Company

DR. ROBERT C. FISHER
President, Belmont University

D. WILSON OVERTON
Certified Public Accountant & Consultant

EDWARD M. RICHEY
Investor

EDWARD P. SILVA
Partner, Hartzog, Silva & Davies

MELODY J. SMILEY
Owner, Melody J. Smiley & Associates
Certified Public Accountants

Franklin National Bank

Board of Directors

GORDON E. INMAN
Chairman, Franklin National Bank

J. MYERS JONES, III
President, Franklin National Bank

JOSEPH H. BOWMAN, IV
Executive Vice President, Franklin National Bank

JAMES W. CROSS, IV
President, Century Construction Company

DR. ROBERT C. FISHER
President, Belmont University

GEORGE M. MILLER
President and CEO,
United Methodist Foundation for Higher Education

D. WILSON OVERTON
Certified Public Accountant & Consultant

EDWARD M. RICHEY
Investor

EDWARD P. SILVA
Partner, Hartzog, Silva & Davies

MELODY J. SMILEY
Owner, Melody J. Smiley & Associates
Certified Public Accountants

DR. RICHARD D. WHITE
Senior Pastor, First Baptist Church of Franklin

Directors Emeritus

J. CHARLES INMAN
Chairman, Franklin National Bank Advisory Board

D. EDWARD MOODY
Retired

Franklin Financial Corporation

Officers

Gordon E. Inman, Chairman

George J. Regg, Jr., Executive Vice President, Secretary & General Counsel

Lisa L. Musgrove, Senior Vice President & Chief Financial Officer

John P. Slayden, Senior Vice President

Constance E. Edwards, Vice President and Compliance Officer

Milton E. Smith, Vice President and Internal Auditor

Gary D. Farrar, Vice President & Loan Review Officer

Subsidiaries of FFC

Franklin National Bank Officers

Gordon E. Inman, Chairman
J. Myers Jones, President
Joseph H. Bowman, IV, Executive Vice President
John T. Flaugher, Sr., Senior Vice President
Jere D. Pewitt, Senior Vice President
Sandra K. Lanier, Senior Vice President
David B. McCurrach, Senior Vice President
Lisa L. Musgrove, Senior Vice President
Kay B. Waller, Senior Vice President
James M. Wells, Senior Vice President
Thomas T. Adair, Vice President
Susan H. Barker, Vice President
C. Liz Bennett, Vice President &
Public Square Office Sales Manager
William W. Billington, Vice President
H. Allen Harlan, Vice President
Sean D. Hart, Vice President
Nashville Office Sales Manager
Larry J. Hazelwood, Vice President
A. Neil Headden, Vice President
Brentwood Office Sales Manager
Barbara S. Hoover, Vice President
L. Hooper Inman, Vice President
Mary J. Kiker, Vice President
Kenneth T. McClellan, Vice President
R. Douglas Nall, Vice President
Thomas L. Randolph, Vice President &
Fairview Office Sales Manager
Jeffrey E. Smith, Vice President &
Williamson Square Office Sales Manager
Rebecca C. Waldkirch, Vice President &
Cool Springs Office Sales Manager
Marcella A. Baker, Assistant Vice President
Lisa M. Beard, Assistant Vice President &
Spring Hill Office Sales Manager
John W. Blade, Assistant Vice President
T. Edward Cagle, Assistant Vice President
Kristi T. Miller, Assistant Vice President
Jean M. Reynolds, Assistant Vice President
Terry H. Thomas, Assistant Vice President
Kristy J. Williams, Assistant Vice President
Brenda L. Young, Assistant Vice President
Sonya L. Allen, Administrative Officer
Gloria D. Dodd, Administrative Officer
Susan L. Feinstein, Administrative Officer
Susan S. Lowman, Administrative Officer &
Secretary to Board
Traci L. Adams, Banking Officer
Crystal A. Brewer, Banking Officer
Doris P. Carpenter, Banking Officer
Nancy E. Chiariello, Banking Officer
Eric E. Davis, Banking Officer
Vivian A. Davis, Banking Officer
T. Kyle Elkins, Banking Officer
Green Hills Office Sales Manager
Linda K. Evans, Banking Officer &
Fieldstone Farms Office Sales Manager
Sue L. Fitzner, Banking Officer
Barbara B. Fleming, Banking Officer
Tammy A. Green, Banking Officer
Ellen T. Hartley, Banking Officer
Debra A. Marlin, Banking Officer
Cassandra T. Olson, Banking Officer
Eric W. Petring, Banking Officer
Terence A. Powell, Banking Officer
Tara M. Rainey, Banking Officer
Andrea I. Schnarrs, Banking Officer
Helen H. Watkins, Banking Officer
Russell S. Young, Banking Officer

Franklin Financial Insurance Agency, Inc.

Gordon E. Inman, Chairman/President
Thomas C. McCord, Vice President
George J. Regg, Jr., Secretary

Subsidiaries of Franklin National Bank

Franklin Financial Mortgage, Inc.

Gordon E. Inman, Chairman/President
George J. Regg, Jr., Secretary
Sally E. Bowers, Senior Vice President & FFM Manager
Brenda L. Young, Vice President
Phyllis A. Bond, Assistant Vice President
Melissa B. Dawson, Assistant Vice President
Earl A. Hanson, Jr., Assistant Vice President
Teresa G. Matthews, Assistant Vice President
Brenda G. Morrow, Assistant Vice President

Franklin Financial Securities, Inc.

Gordon E. Inman, Chairman/President
George J. Regg, Jr., Secretary
Richard E. Stauffer, Vice President

General Information

The Franklin Financial Corporation common stock is traded under the symbol FNFN.

Internet Access

Franklin Financial Corporation and its subsidiaries can be found on the Internet at www.FranklinNetBranch.com.

Automatic Dividend Reinvestment Service for Stockholders of Franklin Financial Corporation

The Automatic Dividend Reinvestment Service is available to all stockholders of Franklin Financial. As a Participant in the Service, dividends are promptly invested in the Company's common stock. Dividends are consolidated with the funds of other Participants for the purchase of stock in volume which probably will result in a per-share cost savings for the Participants. The mechanics of the purchases are performed by SunTrust Bank-Atlanta. The Service also offers Participants the option to make additional cash investments which will be invested in shares of Franklin Financial Corporation common stock.

Shareholders may address communications regarding the
Dividend Reinvestment Service to:
SUNTRUST BANK- ATLANTA
Automatic Dividend Reinvestment Service
Post Office Drawer 4625
Atlanta, GA 30302

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock, report lost stock certificates or consolidate accounts, may contact SunTrust Bank-Atlanta at the above address or toll free at 1-800-568-3476.

Notice of Annual Shareholder Meeting

The annual shareholder meeting will be held
Tuesday, May 27, 2003 at 4:00 p.m.
at the
Pineapple Meeting Room of Franklin National Bank
Franklin Town Square
Franklin, TN 37064

Investor Relations

Analysts, investors and others seeking financial information on
Franklin Financial Corporation may contact:
SUSAN S. LOWMAN
Franklin Financial Corporation
P.O. Box 625
Franklin, TN 37065

A copy of the Franklin Financial Corporation Annual Report on Form 10-K may be obtained by any shareholder without charge by submitting a written request to the address above.